Form 10-K, Exhibit 13
period 1996-12-31
HARMONIC LIGHTWAVES INC
filed 1997-03-28
CIK 851310

                                                                    EXHIBIT 13.1


FINANCIAL CONTENTS

17  SELECTED FINANCIAL DATA
18  MANAGEMENT'S DISCUSSION AND ANALYSIS
24  CONSOLIDATED BALANCE SHEETS
25  CONSOLIDATED STATEMENT OF OPERATIONS
26  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
27  CONSOLIDATED STATEMENT OF CASH FLOWS
28  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
36  REPORT OF INDEPENDENT ACCOUNTANTS

                                                         SELECTED FINANCIAL DATA

Year Ended December 31,                          1996          1995           1994            1993            1992
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
--------------------------------------------------------------------------------------------------------------------
Net sales                                       $60,894       $39,180       $ 18,224        $  6,714        $  3,504
Gross profit (loss)                              33,163        17,851          6,467           1,458            (263)
Income (loss) from operations                     5,204         3,761         (2,189)         (4,956)         (4,771)
Net income (loss)                                 5,918         4,121         (2,368)         (5,163)         (4,869)
Net income (loss) per share(1)                  $  0.52       $  0.40       $  (0.29)             --              --

BALANCE SHEET DATA:
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                       $16,410       $22,126       $  1,743        $  4,699           4,568
Working capital                                  34,158        32,495          6,893           6,506           5,489
Total assets                                     54,633        41,817         14,578          11,093           9,055
Long term debt, including current portion            --            --          1,480           1,446           1,457
Mandatorily Redeemable
    Convertible Preferred Stock                      --            --         29,215          26,454          19,955
Stockholders' equity (deficit)(2)                43,641        37,009        (20,717)        (18,600)        (13,438)

Fiscal Years by Quarter                           1996                                            1995
------------------------------------------------------------------------------------------------------------------------
(unaudited, in thousands,
except per share data)

QUARTERLY DATA                  4TH         3RD         2ND         1ST         4TH         3RD          2ND       1ST
------------------------------------------------------------------------------------------------------------------------
Net sales                     $19,497     $16,670     $13,485     $11,242     $10,677     $10,659       $9,623    $8,221
Gross profit                    8,936       7,824       6,011       4,960       4,902       4,928        4,352     3,669
Income from operations          2,250       1,610         908         436         953       1,150        1,037       621
Net income                      2,405       1,741       1,126         646       1,200       1,358        1,034       529
Net income per share(1)       $  0.21     $  0.15     $  0.10     $  0.06     $  0.11     $  0.12       $ 0.10    $ 0.06
Common stock price-high       $ 23.50     $ 26.00     $ 23.50     $ 14.63     $ 17.50     $ 19.50       $19.13        --
Common stock price-low          15.38       15.38       11.25        9.00        8.50       15.00        13.00        --

The Company's Common Stock (Nasdaq symbol "HLIT") began trading publicly on the Nasdaq National Market System on May 22, 1995. Prior to that date, there was no public market for the Common Stock.

(1) The net loss per share for the year ended December 31, 1994 is pro forma. Net loss per share data for periods prior to 1994 have not been presented as such presentation is not meaningful. See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

(2) The Company has not paid and does not intend to pay dividends in the foreseeable future.


Harmonic Lightwaves     17

MANAGEMENT'S DISCUSSION AND ANALYSIS
   of Financial Condition and Results of Operations


OVERVIEW

Harmonic Lightwaves, Inc. ("Harmonic" or the "Company") is a worldwide supplier of highly integrated fiber optic transmission, digital headend and element management systems for the delivery of interactive services over broadband networks. The Company designs, manufactures and markets optical transmitters, nodes, receivers, digital video compression and modulation equipment and element management hardware and software.These products are used by major communications providers, such as cable television operators, in bi-directional networks.

From its inception in June 1988 through 1991, the Company was principally engaged in development of its first optical transmitter and optical receiver products and began shipment of its initial products in late 1991. Subsequently, the Company commenced development of additional fiber optic products and began volume shipments of PWRLink transmitters in June 1994 and MAXLink 1550 nm transmission systems in June 1996. In March 1997, the Company announced the introduction of its TRANsend(TM) video and audio product family for digital broadband headends.

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including those set forth under "Factors That May Affect Future Results Of Operations" below and elsewhere in this annual report.

RESULTS OF OPERATIONS

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated:

        Year Ended December 31,                     1996       1995        1994
--------------------------------------------------------------------------------
Net sales                                           100%       100%        100%
Cost of sales                                        54         54          64
                                                    --------------------------
Gross profit                                         46         46          36
Operating expenses:
  Research and development                           15         16          18
  Sales and marketing                                16         15          23
  General and administrative                          6          5           7
                                                    --------------------------
Total operating expenses                             37         36          48
                                                    --------------------------
Income (loss) from operations                         9         10         (12)
Other income (expense), net                           1          1          (1)
                                                    --------------------------
Income (loss) before income taxes                    10         11         (13)
Provision for income taxes                           --         --          --
                                                    --------------------------
Net income (loss)                                    10%        11%        (13)%
                                                    ==========================

NET SALES The Company's net sales increased by 55% to $60.9 million in 1996.This growth in net sales was primarily attributable to higher unit sales of the Company's existing products, particularly the PWRLink transmitter and return path products. In addition, the Company began shipment of its 1550 nm MAXLink transmission system during the second quarter of 1996. These factors were partially offset by lower unit sales of the YAGLink optical transmitter and lower selling prices for certain products. Net sales increased by 115% to $39.2 million in 1995 from $18.2 million in 1994. This growth in net sales was due primarily to higher unit sales of the Company's



Harmonic Lightwaves    18

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                               of Financial Condition and Results of Operations


principal products, particularly the PWRLink transmitter and return path products. Higher unit sales PWRLink transmitter in 1995 reflected a full year of shipments of the product, which began initial volume shipments in June 1994 and was sold only in nominal quantities prior to that time.

Historically, the majority of Harmonic's net sales has been to relatively few customers, and Harmonic expects this customer concentration to continue in the foreseeable future. In 1996, sales to Tratec (the Company's U.K. distributor), Capella (the Company's Canadian distributor) and ANTEC Corporation ("ANTEC") accounted for 15%, 15% and 13%, respectively, of the Company's net sales. In 1995, sales to Tratec, ANTEC and Capella accounted for 22%, 15% and 15%, respectively, of the Company's net sales. In 1994, sales to ANTEC, Capella, Siemens, Tratec and Scientific-Atlanta, Inc. accounted for 22%, 15%, 14%, 12% and 12% of the Company's net sales.

Harmonic has adopted a strategy of selling to major domestic customers through its own direct sales force and expects that domestic OEM and distributor revenues will be a smaller percentage of net sales in the future. In this regard, sales to ANTEC in the fourth quarter of 1996 constituted less than 10% of net sales, and are expected to be insignificant in the future. Sales to customers outside the United States represented 57%, 65% and 57% of net sales in 1996, 1995 and 1994, respectively. Harmonic expects international sales to continue to account for a substantial percentage of its net sales for the foreseeable future.

GROSS PROFIT Gross profit increased to $27.7 million (46% of net sales) in 1996 from $17.9 million (46% of net sales) in 1995. The increase in gross profit was principally due to higher unit sales volume which allowed the Company to improve fixed cost absorption and realize increasing economies of scale through higher production and purchasing volumes, partially offset by lower selling prices for certain products. In addition, a more favorable product mix which included a higher percentage of transmitters also contributed to the increase in gross profit in 1996. Gross profit increased to $17.9 million (46% of net sales) in 1995 from $6.5 million (36% of net sales) in 1994.The gross profit growth was due principally to higher unit sales volume and increased efficiencies of a new manufacturing facility which commenced production in the first quarter of 1995.

RESEARCH AND DEVELOPMENT Research and development expenses increased to $9.2 million from $6.1 million in 1995, but decreased as a percentage of net sales from 16% to 15%, reflecting higher sales levels. The increase in spending related primarily to increased headcount, particularly at the Company's Israeli subsidiary, and increased use of outside subcontractors and consultants in Israel and in connection with the element management and 1550 nm MAXLink transmission system development programs. Research and development expenses increased to $6.1 million from $3.2 million in 1994, but decreased as a percentage of net sales from 18% to 16%, reflecting higher sales levels. The increase in research and development expenses in 1995 reflected increased headcount and use of outside subcontractors and consultants, and higher prototype material costs in conjunction with the development of the Company's 1550 nm MAXLink transmission system. Research and development expenses for 1996 and 1995 are net of grants from the BIRD Foundation of approximately $140,000 and $300,000, respectively. The Company anticipates that research and development expenses will continue to increase significantly, although they may vary as a percentage of net sales.

SALES AND MARKETING Sales and marketing expenses increased to $9.8 million (16% of net sales) in 1996 from $5.8 million (15% of net sales) in 1995. The increase in sales and marketing expenses in 1996 was primarily attributable to higher headcount associated with expansion of the direct sales force and the customer service and technical support organizations, as well as higher promotional expenses and commissions to international sales representatives. Sales and marketing expenses increased to $5.8 million in 1995 from $4.1 million in 1994, but decreased as a percentage of net sales from 23% to 15%. The increase in sales and marketing expenses in



Harmonic Lightwaves    19

MANAGEMENT'S DISCUSSION AND ANALYSIS
   of Financial Condition and Results of Operations


1995 was principally due to increased commissions to international sales representatives and higher payroll and promotional costs. The Company expects that sales and marketing expenses will continue to increase significantly, although they may vary as a percentage of net sales.

GENERAL AND ADMINISTRATIVE General and administrative expenses increased to $3.5 million (6% of net sales) in 1996 from $2.2 million (5% of net sales) in 1995. The increase in expenses was principally attributable to increased staffing and related costs of supporting the Company's growth, and to a lesser extent, to certain costs associated with being a public company. General and administrative expenses increased to $2.2 million in 1995 from $1.3 million in 1994, but decreased as a percentage of net sales from 7% to 5%, reflecting higher sales levels. The increase in general and administrative expenses in 1995 was due primarily to costs of supporting the Company's growth, and to a lesser extent to certain costs associated with being a public company. The Company expects to incur higher levels of general and administrative expenses in the future, although such expenses may vary as a percentage of net sales.

OTHER INCOME (EXPENSE) Interest and other income (expense) was $1.0 million in 1996 compared to $0.6 million in 1995. The increase in interest and other income in 1996 was principally due to interest earned on higher average cash balances in 1996 following closing of the Company's initial public offering (the "IPO") on May 30, 1995, and lower interest expense in 1996 as the Company repaid all capital leases and bank debt in 1995. Interest and other income (expense) was $0.6 million in 1995 compared to ($0.2) million in 1994. The income in 1995 was principally attributable to interest earned on cash balances, following the closing of the Company's IPO, partially offset by interest expense. The expense in 1994 was principally attributable to interest paid on capital lease obligations and on bank debt.

INCOME TAXES The provision for income taxes for 1996 and 1995 is based on an estimated annual tax rate of 5% resulting from federal and state alternative minimum taxes. This rate reflects estimated realization of deferred tax assets, primarily net operating loss carryforwards. In 1994, the Company had no income tax provision because of a net loss for the year. The Company had available federal net operating loss carryforwards of approximately $5.8 million at December 31, 1996. Under current tax law, the Company's utilization of its net operating loss carryforwards has been limited and in the future may be limited or impaired in certain circumstances resulting from a change in ownership.The Company expects to have an effective annual tax rate of 10%-15% in 1997 and a effective tax rate beyond 1997 that approximates statutory rates after full utilization of the net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

The Company completed the IPO in May 1995, raising approximately $24.2 million, net of offering costs. Prior to that, the Company satisfied its liquidity needs primarily from the net proceeds of private sales of Preferred Stock, and to a lesser extent, from capital equipment leases and bank borrowings.

Cash provided by operations was approximately $0.3 million in 1996 compared to $2.3 million in 1995 and cash used in operations of approximately $5.3 million in 1994. The decrease in cash provided by operations in 1996 compared to 1995 was primarily due to higher accounts receivable and inventory to support increases in sales and production volumes, and prepayment of rents and deposits of $1.8 million in connection with the Company's new corporate headquarters, partially offset by higher net income, accounts payable and accrued liabilities. The increase in cash provided by operations in 1995 compared to 1994 was primarily due to the Company's profitability in 1995 compared to an operating loss in 1994, partially offset by increased investments in inventories and receivables to support higher sales and production volumes.



Harmonic Lightwaves    20

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                of Financial Condition and Results of Operations


Net working capital was approximately $34.2 million at December 31, 1996, including $16.4 million of cash and cash equivalents. During the third quarter of 1996, the Company renegotiated its bank line of credit, which now provides for up to $10.0 million in borrowings and expires in September 1997. The line of credit bears interest at the bank's prime rate or LIBOR plus 2.0%. There were no outstanding borrowings under this line during 1996.

Additions to property, plant and equipment were approximately $6.7 million during 1996 compared to $3.9 million and $1.4 million in 1995 and 1994 respectively. The increase in 1996 was due principally to increased expenditures for manufacturing and test equipment resulting from higher demand for the Company's products, introduction of new products including the 1550 nm MAXLink transmission system, and leasehold improvements and furniture and fixtures for the new facility. While the Company currently has no material commitments, it expects to spend approximately $5.0 million on capital expenditures in 1997, primarily for manufacturing and test equipment.

The Company believes that its existing liquidity sources and anticipated funds from operations will satisfy its cash requirements for at least the next twelve months.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS The Company's operating results have fluctuated and may continue to fluctuate in the future, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside of the Company's control, including the level of capital spending in the cable television industry, changes in the regulatory environment, changes in market demand, the timing of customer orders, competitive market conditions, lengthy sales cycles, new product introductions by the Company or its competitors, market acceptance of new or existing products, the cost and availability of components, the mix of the Company's customer base and sales channels, the mix of products sold, development of custom products, the level of international sales and general economic conditions. The Company establishes its expenditure levels for product development and other operating expenses based on projected sales levels, and expenses are relatively fixed in the short term. Accordingly, variations in timing of sales can cause significant fluctuations in operating results. In addition, because a significant portion of the Company's business is derived from orders placed by a limited number of large customers, the timing of such orders can also cause significant fluctuations in the Company's operating results. If sales are below expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall.

DEPENDENCE ON KEY CUSTOMERS AND END USERS Historically, a substantial majority of the Company's sales have been to relatively few customers. Sales to the Company's ten largest customers in 1996, 1995 and 1994 accounted for approximately 72%, 80% and 88%, respectively, of its net sales. Due in part to the consolidation of ownership of domestic cable television systems, the Company expects that sales to relatively few customers will continue to account for a significant percentage of net sales for the foreseeable future. Harmonic has adopted a strategy to sell to major domestic customers through its own direct sales force and expects that domestic OEM and distributor revenues will be a smaller percentage of net sales in the future. In this regard, net sales to ANTEC in the fourth quarter of 1996 were less than 10% of net sales, and are expected to be insignificant in the future. Substantially all of the Company's sales are made on a purchase order basis, and none of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. The loss of, or any reduction in orders from, a significant customer would have a material adverse effect on the Company's business and operating results.



Harmonic Lightwaves    21

MANAGEMENT'S DISCUSSION AND ANALYSIS
   of Financial Condition and Results of Operations


DEPENDENCE ON CABLE TELEVISION INDUSTRY CAPITAL SPENDING To date, substantially all of the Company's sales have been derived, directly or indirectly, from sales to cable television operators. Demand for the Company's products depends to a significant extent upon the magnitude and timing of capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The capital spending patterns of cable television operators are dependent on a variety of factors, including access to financing, cable television operators' annual budget cycles, the status of federal, local and foreign government regulation of telecommunications and television broadcasting, overall demand for cable television services, competitive pressures (including the availability of alternative video delivery technologies such as satellite broadcasting), discretionary customer spending patterns and general economic conditions. The Company believes that the consolidation of ownership of domestic cable television systems, by acquisition and system exchanges, together with uncertainty over regulatory issues, particularly the debate over the provisions of the Telecommunications Act of 1996, caused delays in capital spending by major domestic MSOs during the second half of 1995 and first quarter of 1996. Although the Act became law in February 1996 and the Company believes that its provisions will result in increased capital expenditures in the telecommunications industry, there can be no assurance that capital spending by domestic MSOs will increase in the near future, or at all, or that Harmonic's sales will benefit. In addition, cable television capital spending can be subject to the effects of seasonality, with fewer construction and upgrade projects typically occurring in winter months and otherwise being affected by inclement weather.

HIGHLY COMPETITIVE INDUSTRY The market for cable television transmission equipment is extremely competitive and has been characterized by rapid technological change. Most of the Company's competitors are substantially larger and have greater financial, technical, marketing and other resources than the Company. Many of such large competitors are in a better position to withstand any significant reduction in capital spending by cable television operators. In addition, many of the Company's competitors have more long standing and established relationships with domestic and foreign cable television operators than does the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business and operating results.

RAPID TECHNOLOGICAL CHANGE The market for the Company's products is relatively new, making it difficult to accurately predict the market's future growth rate, size and technological direction. In view of the evolving nature of this market, there can be no assurance that cable television operators, telephone companies or other suppliers of broadband services will not decide to adopt alternative architectures or technologies that are incompatible with the Company's products, which would have a material adverse effect on the Company's business and operating results.

The broadband communications markets are characterized by continuing technological advancement. To compete successfully, the Company must design, develop, manufacture and sell new products that provide increasingly higher levels of performance and reliability. As new markets for broadband communications equipment continue to develop, the Company must successfully develop new products for these markets in order to remain competitive. For example, to compete successfully in the future, the Company believes that it must successfully develop and introduce products that will facilitate the processing and transmission of digital signals over optical networks. While the Company has announced and demonstrated initial products for digital applications, there can be no assurance that the Company will successfully complete development of, or successfully introduce, products for digital applications, or that such products will achieve commercial acceptance. In addition, in order to successfully develop and market its planned products for digital applications, the Company may be required to enter into technology development or licensing agreements with third parties. Although many companies are often willing


Harmonic Lightwaves                    22

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                of Financial Condition and Results of Operations


to enter into such technology development or licensing agreements, there can be no assurance that such agreements will be negotiated on terms acceptable to the Company, or at all. The failure to enter into technology development or licensing agreements, when necessary, could limit the Company's ability to develop and market new products and could have a material adverse effect on the Company's business and operating results.

The failure of the Company to successfully develop and introduce new products that address the changing needs of the broadband communications market could have a material adverse effect on the Company's business and operating results. In addition, there can be no assurance that the successful introduction by the Company of new products will not have an adverse effect on the sales of the Company's existing products. For instance, an emerging trend in the domestic market toward narrowcasting (targeted delivery of advanced services to small groups of subscribers) is causing changes in the network architectures of some cable operators. This may have the effect of changing the Company's product mix toward lower price transmitters, which could adversely affect the Company's gross margins.

SOLE OR LIMITED SOURCES OF SUPPLY Certain components and subassemblies necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers. The reliance on sole or limited suppliers and the Company's increasing reliance on subcontractors involve several risks, including a potential inability to obtain an adequate supply of required components or subassemblies and reduced control over pricing, quality and timely delivery of components or subassemblies. The Company does not maintain long-term agreements with any of its suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require the Company to seek alternative sources of supply could affect the Company's ability to ship its products on a timely basis, which could damage relationships with current and prospective customers and could have a material adverse effect on the Company's business and operating results. The Company believes that investment in inventories will constitute a significant portion of its working capital in the future. As a result of such investment in inventories, the Company may be subject to an increasing risk of inventory obsolescence in the future, which would materially and adversely affect its business and operating results.

RISKS OF INTERNATIONAL OPERATIONS Sales to customers outside of the United States in 1996, 1995 and 1994 represented 57%, 65% and 57% of net sales, respectively, and the Company expects that international sales will continue to represent a substantial portion of its net sales for the foreseeable future. In addition, the Company has an Israeli subsidiary that engages primarily in research and development. International operations are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations and political and economic instability. While international sales are typically denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Payment cycles for international customers are typically longer than those for customers in the United States. There can be no assurance that foreign markets will continue to develop or that the Company will receive additional orders to supply its products for use in foreign broadband systems.


Harmonic Lightwaves                    23

Consolidated
    BALANCE SHEETS

December 31                                                 1996         1995
--------------------------------------------------------------------------------
(in thousands, except share data)
ASSETS

Current assets:
  Cash and cash equivalents                                $16,410       $22,126
  Accounts receivable, net                                  12,643         5,802
  Inventories                                               14,782         9,176
  Prepaid expenses and other assets                          1,315           199
                                                           -------       -------
         Total current assets                               45,150        37,303
Property and equipment, net                                  8,751         4,514
Other assets                                                   732            --
                                                           -------       -------
                                                           $54,633       $41,817
                                                           =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                         $ 5,604       $ 2,201
  Accrued liabilities                                        5,388         2,607
                                                           -------       -------
         Total current liabilities                          10,992         4,808
                                                           -------       -------
Commitments (Notes 8 and 10)
Stockholders'equity:
  Preferred Stock, $.001 par value, 5,000,000
   shares authorized; no shares issued
   or outstanding                                               --            --
Common Stock, $.001 par value, 50,000,000 shares
   authorized; 10,160,876 and 9,903,501 shares
   issued and outstanding                                       10            10
Capital in excess of par value                              54,579        53,865
Accumulated deficit                                        (10,948)      (16,866)
                                                           -------       -------
Total stockholders'equity                                   43,641        37,009
                                                           -------       -------
                                                           $54,633       $41,817
                                                           =======       =======

The accompanying notes are an integral part of these financial statements.


Harmonic Lightwaves                    24

                                              Consolidated Statement of
                                                                      OPERATIONS

Year Ended December 31                                 1996            1995            1994
---------------------------------------------------------------------------------------------
 (in thousands, except per share data)

Net sales                                            $ 60,894        $ 39,180        $ 18,224
Cost of sales                                          33,163          21,329          11,757
                                                     --------        --------        --------
Gross profit                                           27,731          17,851           6,467
                                                     --------        --------        --------
Operating expenses:
    Research and development                            9,237           6,144           3,209
    Sales and marketing                                 9,827           5,750           4,108
    General and administrative                          3,463           2,196           1,339
                                                     --------        --------        --------
    Total operating expenses                           22,527          14,090           8,656
                                                     --------        --------        --------
Income (loss) from operations                           5,204           3,761          (2,189)

Interest expense                                          (21)           (202)           (237)
Interest and other income (expense), net                1,046             779              58
                                                     --------        --------        --------
Income (loss) before income taxes                       6,229           4,338          (2,368)

Provision for income taxes                                311             217              --
                                                     --------        --------        --------
Net income (loss)                                    $  5,918        $  4,121        $ (2,368)
                                                     ========        ========        ========

Net income (loss) per share                          $   0.52        $   0.40        $  (0.29)

                                                     ========        ========        ========
Weighted average common shares and equivalents         11,474          10,382           8,176
                                                     ========        ========        ========

The accompanying notes are an integral part of these financial statements.


Harmonic Lightwaves                    25

Consolidated Statement of
    STOCKHOLDERS' EQUITY (DEFICIT)

                                                                            Capital in                   Stockholders'
                                                     Common Stock            Excess of     Accumulated      Equity
                                                 Shares        Amount        Par Value       Deficit       (Deficit)
----------------------------------------------------------------------------------------------------------------------
(in thousands)

Balance at December 31, 1993                        418       $     1       $     18        $(18,619)       $(18,600)
Exercise of stock options and warrants               51            --             51              --              51
Issuance of Common Stock warrant                     --            --            200              --             200
Net loss                                             --            --             --          (2,368)         (2,368)
                                                 ------        ------        -------        --------        --------
Balance at December 31, 1994                        469             1            269         (20,987)        (20,717)

Conversion of Mandatorily Redeemable
  Preferred Stock                                 7,095             7         29,208              --          29,215
Issuance of Common Stock in initial public
  offering, net                                   2,000             2         24,198              --          24,200
Exercise of stock options and warrants              340            --            190              --             190
Net income                                           --            --             --           4,121           4,121
                                                 ------        ------        -------        --------        --------
Balance at December 31, 1995                      9,904            10         53,865         (16,866)         37,009

Exercise of stock options and warrants              208            --            240              --             240
Issuance of Common Stock under
  Stock Purchase Plan                                49            --            474              --             474
Net Income                                           --            --             --           5,918           5,918
                                                 ------        ------        -------        --------        --------
Balance at December 31, 1996                     10,161        $   10        $54,579        $(10,948)       $ 43,641
                                                 ======        ======        =======        ========        ========

The accompanying notes are an integral part of these financial statements.


Harmonic Lightwaves                    26

                                              Consolidated Statement of
                                                                      CASH FLOWS

Year Ended December 31,                                                          1996            1995           1994
-----------------------------------------------------------------------------------------------------------------------
(in thousands)
Cash flows from operating activities:
  Net income (loss)                                                             $  5,918        $  4,121        $(2,368)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation and amortization                                                    2,506           1,799          1,151
  Issuance of Common Stock warrant                                                    --              --            200
  Changes in assets and liabilities:
    Accounts receivable                                                           (6,841)         (1,246)        (3,242)
    Inventories                                                                   (5,606)         (3,523)        (2,918)
    Prepaid expenses and other assets                                             (1,848)            (15)           (43)
    Accounts payable                                                               3,403               2          1,300
    Accrued liabilities                                                            2,781           1,128            585
                                                                                --------        --------        -------
      Net cash provided by (used in)
        operating activities                                                         313           2,266         (5,335)
                                                                                --------        --------        -------
Cash flows used in investing activities for the acquisition of
    property and equipment                                                        (6,743)         (3,119)          (679)
                                                                                --------        --------        -------
Cash flows from financing activities:
    Borrowings (repayment) under bank line of credit                                  --            (922)           922
    Proceeds from issuance of Common Stock, net                                      714          24,390             51
    Proceeds from issuance of Mandatorily Redeemable
      Convertible Preferred Stock, net                                                --              --          2,761
    Repayments of long-term debt                                                      --          (2,232)          (676)
                                                                                --------        --------        -------
      Net cash provided by financing activities                                      714          21,236          3,058
                                                                                --------        --------        -------
      Net increase (decrease) in cash and cash equivalents                        (5,716)         20,383         (2,956)
      Cash and cash equivalents at beginning of period                            22,126           1,743          4,699
                                                                                --------        --------        -------
      Cash and cash equivalents at end of period                                $ 16,410        $ 22,126        $ 1,743
                                                                                 =======         =======         ======

      Supplemental schedule of cash flow information and
          non-cash financing activities:
          Interest paid during the period                                       $     21        $    193        $   211
          Income taxes paid during the period                                   $    285        $    126        $    --
          Issuance of Mandatorily Redeemable Convertible
            Preferred Stock upon conversion of convertible
            promissory notes and accrued interest                               $     --        $     --        $ 3,000
          Acquisition of property and equipment under
            capital leases and equipment term loan                              $     --        $    752        $   710
                                                                                ========        ========        =======

The accompanying notes are an integral part of these financial statements.


Harmonic Lightwaves                    27

 NOTES
    to Consolidated Financial Statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harmonic Lightwaves, Inc. (the "Company") is a worldwide supplier of highly integrated fiber optic transmission, digital headend and element management systems for the delivery of interactive services over broadband networks. The Company operates in one industry segment. See Note 9 for geographic information and information regarding sales to significant customers.

REINCORPORATION AND REVERSE STOCK SPLIT The Company originally incorporated in California in June 1988. In May 1995, the Company reincorporated in Delaware. In conjunction with the reincorporation, all outstanding shares of the predecessor California company were exchanged into common stock of the Delaware company in a one-for-three reverse stock split. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

BASIS OF PRESENTATION The consolidated financial statements of the Company include the financial statements of the Company and its wholly-owned subsidiary. All intercompany accounts and balances have been eliminated. The Company's fiscal quarters end on the Friday nearest the calendar quarter end.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from these estimates.

CASH EQUIVALENTS The Company considers all highly liquid investments purchased with an original maturity date of three months or less at the date of purchase to be cash equivalents. The Company's investments are classified as held-to-maturity.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

REVENUE RECOGNITION Revenue is generally recognized upon shipment of product. A provision for the estimated cost of warranty is recorded at the time revenue is recognized.

INVENTORIES Inventories are stated at the lower of cost, using the weighted average method, or market.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, which range from two to ten years, or the lease term of the respective assets, if applicable.

CONCENTRATIONS OF CREDIT RISK Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high quality financial institutions and are invested in short-term, highly liquid investment grade obligations of government and commercial issuers, in accordance with the Company's investment policy. The investment policy limits the amount of credit exposure to any one financial institution or commercial issuer. The Company's accounts receivable are derived from sales to cable television operators and distributors as discussed in Note 9. The Company performs ongoing credit evaluations of its customers, and provides for expected losses but to date has not experienced any material losses. At December 31, 1996, receivables from three customers represented 20%, 17% and 11%, respectively, of accounts receivable. At December 31, 1995, receivables from two customers represented
32% and 19%, respectively, of accounts receivable.

Harmonic Lightwaves                    28

                                       NOTES
                                            to Consolidated Financial Statements

FOREIGN CURRENCY The functional currency of the Company's subsidiary is the U.S. dollar. Foreign currency translation gains and losses, which have not been material to date, are included in the statement of operations.

INCOME TAXES Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts under the provisions of Statement on Financial Accounting Standards No. 109 ("SFAS No. 109"), which has been applied for all periods presented.

ACCOUNTING FOR STOCK BASED COMPENSATION The Company's stock-based compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In January 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123").

NET INCOME (LOSS) PER SHARE Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of Mandatorily Redeemable Convertible Preferred Stock (using the if converted method), and stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is anti-dilutive except that, pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares relating to stock options and warrants (using the treasury stock method and the initial public offering price) issued from April 1, 1994 through the Company's initial public offering ("IPO") have been included in the computation for all periods presented through the Company's IPO even if anti-dilutive. The net loss per share for the year ended December 31, 1994, is pro forma.

RECLASSIFICATION Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1996 presentation. These reclassifications are not material.

NOTE 2: CASH AND CASH EQUIVALENTS

At December 31, 1996 and 1995, the Company had the following amounts in cash and cash equivalents, with original maturity dates of three months or less. Realized gains and losses for the years ended December 31, 1996 and 1995 and the difference between gross amortized cost and estimated fair value at December 31, 1996 and 1995 were immaterial.

December 31,                           1996          1995
---------------------------------------------------------
(in thousands)

Commercial paper                      $15,964       $14,769
Cash and money market accounts            446         7,357
                                      ---------------------
Total cash and cash equivalents       $16,410       $22,126
                                      =====================

Harmonic Lightwaves

NOTES
    to Consolidated Financial Statements

NOTE 3: BALANCE SHEET DETAILS

December 31,                                                      1996           1995
---------------------------------------------------------------------------------------
(in thousands)

Accounts receivable:
  Gross accounts receivable                                     $ 12,943        $ 5,902
  Less: allowance for doubtful accounts                             (300)          (100)
                                                                -----------------------
                                                                $ 12,643        $ 5,802
                                                                =======================
Inventories:
  Raw materials                                                 $  3,104        $ 2,866
  Work-in-process                                                  4,704          2,372
  Finished goods                                                   6,974          3,938
                                                                -----------------------
                                                                $ 14,782        $ 9,176
                                                                =======================
Property and equipment:
  Furniture and fixtures                                        $  1,124        $   201
  Machinery and equipment                                         12,183          8,427
  Leasehold improvements                                           1,982            655
                                                                -----------------------
                                                                  15,289          9,283
  Less: accumulated depreciation and amortization                 (6,538)        (4,769)
                                                                -----------------------
                                                                $  8,751        $ 4,514
                                                                =======================
 Accrued liabilities:
  Accrued compensation                                          $  2,166        $ 1,090
  Accrued warranties                                                 733            569
  Other                                                            2,489            948
                                                                -----------------------
                                                                $  5,388        $ 2,607
                                                                =======================

NOTE 4: LINE OF CREDIT

The Company has a bank line-of-credit agreement, providing for borrowings of up to $ 10,000,000. The agreement contains certain financial covenants and is available until September 1997. The borrowings bear interest at the bank's prime rate or LIBOR plus 2%. There were no outstanding borrowings under the line at December 31, 1996 or 1995.

NOTE 5: CAPITAL STOCK

INITIAL PUBLIC OFFERING In May 1995,the Company completed its initial public offering ("IPO") of 2,600,000 shares of common stock, 600,000 of which were sold by existing stockholders, at a price of $13.50 per share. Net proceeds to the Company were approximately $24.2 million, after underwriter commissions and associated costs. Upon the closing of the IPO, all outstanding shares of Mandatorily Redeemable Convertible Preferred Stock automatically converted into 7,094,748 shares of Common Stock. Also effective with the closing of the IPO, the Company was authorized to issue 5,000,000 shares of undesignated preferred stock, of which none were issued or outstanding at December 31, 1996 and 1995.

COMMON STOCK WARRANTS In June 1994,the Company entered into a distribution agreement, in connection with which it issued a warrant to purchase up to 798,748 shares of Common Stock at $5.55 per share. The warrant had a fair value of $200,000, which was charged to results of operations in the second quarter of 1994. The warrants will become exercisable in June 1999 and expire at the earlier of six years from the date of issuance

Harmonic Lightwaves

                                        NOTES
                                            to Consolidated Financial Statements

or the closing of a significant acquisition transaction, as defined in the warrant. Under certain conditions, the ability to exercise may be accelerated and the warrant may be exercisable as early as June 14, 1997. The Company has reserved 798,748 shares of Common Stock for issuance upon exercise of this warrant.

In 1993, the Company issued a warrant to purchase up to 22,222 shares of the Company's Common Stock at an exercise price of $4.50 per share in conjunction with an equipment lease line facility. The fair value of the warrant was nominal, and the warrant expires at the earlier of seven years from the date of issuance or the merger or sale of the Company, meeting certain criteria. The Company has reserved 22,222 shares of Common Stock for issuance upon exercise of this warrant.

NOTE 6: BENEFIT AND COMPENSATION PLANS

STOCK OPTION PLANS In 1988, the Company adopted an incentive and non-statutory stock option plan (the "1988 Plan") for which 1,125,917 shares have been reserved for issuance. Following adoption of the 1995 Stock Plan (the "1995 Plan") at the effectiveness of the Company's IPO, no further grants have been, or will be, made under the 1988 Plan. Options granted under the 1988 Plan and the 1995 Plan are for periods not to exceed ten years. Exercise prices of incentive stock option grants under both plans must be at least 100% of the fair market value of the stock at the date of grant and for nonstatutory stock options must be at least 85% of the fair market value of the stock at the date of grant, all as determined by the Board of Directors. Under both plans, the options generally vest 25% at one year from date of grant, and an additional 1/48th per month thereafter. The Company has reserved 565,000 shares of Common Stock for issuance under the 1995 Plan.

The following table summarizes activities under the Plans:

                                                  Shares Available   Stock Options  Weighted Average
                                                     For Grant        Outstanding    Exercise Price
----------------------------------------------------------------------------------------------------
(in thousands, except exercise price)
Balance at December 31, 1993                              46             872          $ 0.38
Shares authorized                                        566              --              --
Options granted                                         (373)            373            2.36
Options exercised                                         --             (38)           0.35
Options canceled                                          60             (60)           1.11
                                                        ----           -----          ------
Balance at December 31, 1994                             299           1,147            0.99
Shares authorized                                        351              --              --
Options granted                                         (276)            276           11.98
Options exercised                                         --            (252)           0.53
Options canceled                                          20             (20)           5.81
                                                        ----           -----          ------
Balance at December 31, 1995                             394           1,151            3.65
Options granted                                         (340)            340           12.70
Options exercised                                         --            (208)           0.98
Options canceled                                           7             (48)           5.75
                                                        ----           -----          ------
Balance at December 31, 1996                              61           1,235            6.52
                                                        ====           =====          ======

Harmonic Lightwaves

NOTES
    to Consolidated Financial Statements


The following table summarizes information regarding stock options outstanding at December 31, 1996:

                                        Stock Options Outstanding                       Stock Options Exercisable
                  -------------------------------------------------------------   -------------------------------------
                        Number         Weighted-Average                                Number
   Range of         Outstanding at        Remaining            Weighted-Average     Exercisable at     Weighted-Average
Exercise Prices   December 31, 1996  Contractual Life (Years)   Exercise Price    December 31, 1996     Exercise Price
-----------------------------------------------------------------------------------------------------------------------
(in thousands, except exercise price and life)

$ 0.30 -  1.20          386                   5.4                 $    0.41               372               $  0.41
  1.80 -  4.65          264                   7.5                      2.42               154                  2.31
  7.20 - 13.50          447                   8.7                     10.74                94                 11.18
 14.13 - 22.75          138                   9.4                     17.52                22                 17.71
===================================================================================================================
                      1,235                                                               642

DIRECTOR OPTION PLAN Effective upon the IPO,the Company adopted the 1995 Director Option Plan (the "Director Plan") and reserved 50,000 shares of Common Stock for issuance thereunder. The Director Plan provides for the grant of nonstatutory stock options to certain nonemployee directors of the Company pursuant to an automatic, nondiscretionary grant mechanism. Grants of options to purchase 4,000 shares were made during 1996 under the Director Plan at exercise prices of $10.00 - $18.00. A grant of options to purchase 2,000 shares was made during 1995 under the Director Plan at an exercise price of $13.50. At December 31, 1996, options to purchase 6,000 shares were outstanding, of which 4,999 shares were exercisable.

EMPLOYEE STOCK PURCHASE PLAN Effective upon the IPO, the Company adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 200,000 shares of Common Stock for issuance thereunder. The Purchase Plan enables employees to purchase shares at 85% of the fair market value of the Common Stock at the beginning or end of each six month purchase period. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. 48,977 and zero shares were issued under the Purchase Plan during 1996 and 1995, respectively.

FAIR VALUE DISCLOSURES The Company accounts for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25. If compensation cost for the Company's stock-based compensation plans had been determined based on the fair market value at the grant dates, as prescribed in SFAS 123, the Company's net income and net income per share would have been as follows:

                                              1996            1995
--------------------------------------------------------------------------------
(in thousands, except per share data)

Net income:
  As reported                               $ 5,918          $4,121
  Pro forma                                   4,859           3,674
Net income per share:
  As reported                               $  0.52          $ 0.40
  Pro forma                                    0.42            0.35
                                            -------          -------

The fair value of each option grant, under the 1988 Plan, 1995 Plan and Director Plan were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during 1996 and 1995: dividend yield of 0.0%; expected weighted average volatility of 47.5%; and expected weighted average lives of four years, during both years; and risk-free interest rates of 5.2% to 6.5% and 5.4% to 7.1% for options granted during 1996 and 1995, respectively.


Harmonic Lightwaves

                                       NOTES
                                            to Consolidated Financial Statements


The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the Black-Scholes model with the following weighted average assumptions for 1996 and 1995: dividend yield of 0.0%; expected volatility of 47.5%; expected lives of two years during both years; and risk-free interest rates of 5.7% and 5.3% for 1996 and 1995, respectively.

RETIREMENT/SAVINGS PLAN Effective April 1, 1992, the Company implemented a retirement/savings plan which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. This plan allows participants to contribute up to 20% of total compensation, subject to applicable Internal Revenue Service limitations. The Company may make discretionary contributions to the plan. To date, the Company has not made any contributions.


NOTE 7: INCOME TAXES

The Company incurred net operating losses in each year through December 31, 1994. Foreign income (losses) were not significant for all years presented. The provision for income taxes for the year ended December 31, 1996 consists of the following:

December 31,      1996       1995
--------------------------------------------------------------------------------
(in thousands)

Current:
  Federal         $246       $174
  Foreign           41         16
  State             24         27
                  ----       ----
                  $311       $217
                  ====       ====

The income tax provision reconciles to the provision at the federal statutory rate as follows:

December 31,                                        1996           1995
--------------------------------------------------------------------------------
(in thousands)

Provision at statutory rate                        $ 2,118        $ 1,475
State taxes, net of federal benefit                     16             18
Utilization of net operating loss carryovers        (2,490)        (2,052)
Future benefits not currently recognized               429            567
Alternative minimum tax                                162            116
Other                                                   76             93
                                                   -------        -------
                                                   $   311        $   217
                                                   =======        =======

Deferred tax assets comprise the following:

December 31,                                       1996           1995           1994
--------------------------------------------------------------------------------------
(in thousands)

Net operating loss carryovers                    $ 1,964        $ 3,960        $ 6,354
Research and development carryovers                2,112          1,396          1,396
Capitalized research and development costs           254            931            615
Reserves not currently deductible                  1,187            574            422
Other                                                 12            746            229
                                                 -------        -------        -------
    Total deferred tax assets                      5,529          7,607          9,016
Valuation allowance                               (5,529)        (7,607)        (9,016)
                                                 -------        -------        -------
Net deferred assets                              $    --        $    --        $    --
                                                 =======        =======        =======

Harmonic Lightwaves

 NOTES
    to Consolidated Financial Statements

The deferred tax assets valuation allowance at December 31, 1996, 1995 and 1994 is attributed to federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of these items such that a full valuation allowance has been recorded.

At December 31, 1996, the Company had approximately $5,800,000 of net operating loss carryovers for federal tax reporting purposes available to offset future taxable income; such carryovers expire through 2009.

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and research and development credits that can be carried forward may be impaired or limited in certain circumstances. Events which may cause changes in the Company's net operating loss and research and development credit carryovers include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period.

NOTE 8: RESEARCH AND DEVELOPMENT GRANT

In accordance with an agreement signed with the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD") in December 1994, the Company will obtain grants for a research and development project amounting to 50% of the actual expenditures incurred on the project subject to a maximum of $560,000. The Company is not obligated to repay the grants regardless of the outcome of its development efforts; however, it is obligated to pay the BIRD royalties at the rate of up to 2%-5% of sales of any products or development resulting from such research, but not in excess of 150% of the grant. Grants earned of approximately $140,000, and $300,000 during 1996 and 1995, respectively, were offset against research and development expenses for the same period.The Company did not receive any funding and did not incur any significant expenditures on the project during 1994.

NOTE 9: GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

Sales and purchase transactions are denominated in U.S. dollars. The Company has one manufacturing facility located in the United States.The Company has no significant assets located outside of the U.S.

International net sales were as follows:

Year Ended December 31,                   1996            1995            1994
--------------------------------------------------------------------------------
(in thousands)

Americas (excluding U.S.)                $12,216         $ 8,281         $ 3,688
Europe                                    12,214           9,819           5,038
Asia                                      10,342           7,331           1,669
                                         -------         -------         -------
                                         $34,772         $25,431         $10,395
                                         =======         =======         =======

The Company sells to a significant number of its end users through distributors. In 1996, sales to three distributors represented 15%, 15% and 13% of total net sales, respectively. In 1995, sales to three distributors accounted for 22%, 15% and 15% of total net sales, respectively. In 1994, sales to five distributors represented 22%, 15%, 14%, 12% and 12%, respectively, of total net sales.

Harmonic Lightwaves

                                        NOTES
                                            to Consolidated Financial Statements



NOTE 10: COMMITMENTS

The Company leases its facilities under noncancelable operating leases which expire at various dates through 2006. Total rent expense related to these operating leases were $828,000, $555,000, and $468,000, for 1996, 1995 and 1994,
respectively. Future minimum lease payments under noncancelable operating leases at December 31, 1996, were as follows:

(in thousands)
1997                     $   160
1998                         610
1999                       1,304
2000                       1,358
2001                       1,375
Thereafter                 6,171
                         -------
                         $10,978
                         =======

At December 31, 1996, the Company had prepaid approximately $1,765,000 of rents and deposits under the terms of its 10 year lease agreement for the new corporate headquarters in Sunnyvale, California, which it occupied in August 1996. The Company has subleased a portion of its headquarters through July 1998. Under the terms of the sublease, the sublessee is required to make payments of $382,000 and $223,000 for 1997 and 1998, respectively.

Harmonic Lightwaves

 Report of
    INDEPENDENT ACCOUNTANTS


To The Board of Directors & Shareholders of Harmonic Lightwaves, Inc.,

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders'equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Harmonic Lightwaves, Inc. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

San Jose, California
January 21, 1997


Harmonic Lightwaves
                                       36