Form 10-K, Exhibit 13
period 1997-12-31
HARMONIC LIGHTWAVES INC
filed 1998-03-31
CIK 851310

                                                                    EXHIBIT 13.1

                                                            HARMONIC LIGHTWAVES
                                                              1997 ANNUAL REPORT


[GRAPHIC]

                                                  BREAKING THE BANDWIDTH BARRIER

PROFILE: MOVING MORE KINDS OF INFORMATION FASTER

HARMONIC LIGHTWAVES, INC. DESIGNS, MANUFACTURES AND MARKETS DIGITAL- AND LIGHTWAVE-BASED COMMUNICATIONS SYSTEMS THAT DELIVER VIDEO, AUDIO AND DATA OVER HYBRID FIBER/COAX (HFC), SATELLITE AND WIRELESS NETWORKS. HARMONIC'S ADVANCED SOLUTIONS ENABLE CABLE TELEVISION AND OTHER NETWORK OPERATORS TO PROVIDE A RANGE OF BROADCAST AND INTERACTIVE BROADBAND SERVICES THAT INCLUDE HIGH-SPEED INTERNET ACCESS AND VIDEO-ON-DEMAND.

      HEADQUARTERED IN SUNNYVALE, CALIFORNIA, HARMONIC OPERATES ITS NEW MEDIA COMMUNICATION SUBSIDIARY AND AN R&D FACILITY IN ISRAEL, ALONG WITH A SALES AND SUPPORT CENTER IN THE UNITED KINGDOM. HARMONIC IS ISO 9001-CERTIFIED AND EMPLOYS MORE THAN 250 PEOPLE. THE COMPANY'S STOCK IS TRADED ON THE NASDAQ STOCK MARKET UNDER THE SYMBOL "HLIT."

            FOR MORE INFORMATION, PLEASE VISIT THE COMPANY'S WEB SITE AT:
            WWW.HARMONIC-LIGHTWAVES.COM

This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including those set forth under "Factors That May Affect Future Results of Operations" and elsewhere in this annual report.

TO OUR SHAREHOLDERS

WHILE 1997 WAS ANOTHER YEAR OF PROFITABLE GROWTH FOR HARMONIC LIGHTWAVES, IT WAS ALSO HIGHLIGHTED BY SIGNIFICANT EXPANSION ACTIVITIES DESIGNED TO OPEN UP NEW POSSIBILITIES FOR THE COMPANY.

            We continued to solidify our leadership position in providing advanced fiber optic transmission products for cable service providers. Equally important, the combination of new product introductions, enhancements to existing product lines and a key acquisition enabled us to extend the horizons of Harmonic Lightwaves to encompass a much wider range of market opportunities in the rapidly evolving broadband communications arena.

            For the year ended December 31, 1997, Harmonic reported revenues of $74.4 million, a 22% increase compared to revenues of $60.9 million in 1996. Net income for the year was $4.9 million, or $0.43 per share.

SOLID PROGRESS IN A GROWING MARKET

Harmonic's growth in 1997 underscored our leadership among the new wave of high technology companies serving the high-speed transmission needs of cable service providers. Our sales increased by 60% during the first half of the year, before slowing significantly during the second half due to soft market conditions in the industry worldwide. In spite of this downturn, we were ranked in the top 20 of the Silicon Valley Technology "Fast 50," an independent survey that identifies the fastest-growing technology companies in the San Francisco Bay Area. Harmonic's market is a truly global one, as illustrated by the fact that international sales continued to account for more than half of our revenues. To better serve the needs of this worldwide customer base, we opened a new sales and technical support center in the United Kingdom during the year; plans call for the opening of additional international offices in 1998.

In the past year, Harmonic introduced a number of new products to support our fiber optic transmission-based core business. Two additions to our PWRBlazer(TM) family of optical node receivers -- the PWRBlazer Scaleable Node and the PWRBlazer Mini Node -- substantially expand the cost effectiveness, flexibility and upgradability options we offer cable operators and telecommunications companies. The groundbreaking PWRBlazer Scaleable Node is particularly important in that it represents the first fiber optic transmission product that enables operators to incrementally add bandwidth on demand.

We also extended the scope of Harmonic's MAXLink(TM) 1550 nm transmitters with the introduction of two new high-output family members. Similar enhancements to our PWRLink(TM) 1310 nm DFB transmitter family are now underway, with introductions slated for the first quarter of 1998. And Harmonic added to the element management capabilities we provide service operators using hybrid fiber/coax (HFC) networks by introducing the NETWatch(TM) Multiple Element Manager and the NETWatch Management Transponder. All of these enhancements to our existing HFC product lines provide customers with tremendous flexibility and price/performance options in designing and implementing their system solutions.

[GRAPH - NET SALES IN MILLIONS]

NEW BROADBAND HORIZONS

While the products just mentioned were important in solidifying Harmonic's leadership position in fiber optic transmission technology, perhaps the most compelling news of the year was related to our expansion into the extended reaches of broadband communications. This migration began with our introduction of the TRANsend(TM) family of video and audio digital compression products for the broadband network headend.

[GRAPH - NET INCOME IN MILLIONS]

Although the lion's share of initial applications for the TRANsend family will be derived from sales to cable operators deploying HFC networks, Harmonic's new digital headend products enable us to cultivate new broadband communications customers, including multichannel, multipoint distribution system (MMDS) wireless cable service providers and direct broadcast satellite (DBS) communications suppliers. Our TRANsend QAM modulator became the first commercially available product of its kind to support the cable industry's Data Over Cable Service Interface Specification (DOCSIS). And we announced a new Cable Modem Partnership Program designed to ensure interoperability between our digital headend products and cable modems from partner companies such as Daewoo, Panasonic and Thomson. We were the first to demonstrate this interoperability between two independently developed products at the 1997 Western Cable Show.

Equally important to Harmonic's strategy is the recent acquisition of New Media Communication Ltd., a leader in broadband, high-speed data delivery software and hardware technology. The acquisition expands Harmonic's product portfolio by enabling cable, satellite and wireless operators to provide video, audio, high-speed Internet and other advanced services over today's networks. The narrative of this report explains the implications of our digital headend and New Media products and technologies in greater detail.

BROADBAND

   BROAD OPPORTUNITIES

Harmonic's broadband communications activities represent a natural extension of our integrated systems and core technology, and come at a time of great change and opportunity in the industry. Microsoft -- which views the cable network as a highly effective interactive medium to home users -- made a substantial investment in the cable industry in 1997. Further evidence was supplied by interactive services provider @Home, whose initial public offering points to the potential for a significant subscriber base willing to pay for the new wave of high-speed, interactive services. Throughout the industry, new standards are continuing to coalesce, and competition among service providers is continuing to intensify.

All of these service providers are seeking the greater bandwidth, superior price/performance, ease of use and comprehensive network management capabilities that Harmonic Lightwaves' products provide.

[GRAPH - NET SALES BY REGION]

Combined with our world-class customer service and the continued integration and enhancement of all of our product lines to support the convergence of video, audio and data, these capabilities place the company in an excellent position to take advantage of future opportunities for growth.

MOVING FORWARD

In summary, 1997 was a year during which Harmonic Lightwaves continued to grow profitably while executing a strategy that opens up many new opportunities for the future. I want to extend my gratitude to all of Harmonic's people, whose dedication and hard work during the year were instrumental in enabling us to achieve our solid results.

On behalf of everyone at the company, I want to thank all of our shareholders, customers and partners for their support. The time has come to break down the bandwidth barrier. We look forward to tackling that challenge, and continuing to advance the frontiers of modern communications to bring people and information closer together than ever before.

Sincerely,

/s/ ANTHONY J. LEY
-----------------------------------
ANTHONY J. LEY

PRESIDENT, CHIEF EXECUTIVE OFFICER,
AND CHAIRMAN OF THE BOARD

                                    BREAKING
                                  THE BANDWIDTH
                                     BARRIER


                                        HARMONIC LIGHTWAVES
                                             is about moving information
                                             in todays's application-rich
                                             world

MOVING DATA USED TO BE SIMPLE

     BECAUSE THE DATA WAS SIMPLE

Moving more kinds of information, more kinds of ways. That's what modern communications is all about.

The Internet is everywhere. Networks of all kinds -- from the wide area to the local area, enterprise intranets to the desktop -- are ubiquitous. And with each year, the information they carry becomes more complex. Voice, data, graphics, video, audio -- all are competing for limited bandwidth in a multimedia age. That's because all of this information is still largely transmitted through standard modems, over standard twisted-pair telephone lines, creating a classic bottleneck where the World Wide Web slows down to become the World Wide Wait.

      The simplest way to understand the concept of bandwidth is to think of today's transmission media -- phone lines, cable, etc. -- as pipes. A small pipe can only let so much information through, with only so much speed, no matter how advanced the technology leading into or out of the pipe may be. The equation is simple: the bigger the pipe, the greater the potential bandwidth.

      Today, many different companies from seemingly disparate corners of the communications industry are trying to find ways to widen the pipes and surmount the bandwidth barrier. From traditional telecommunications providers to cable operators, Internet service providers to direct broadcast satellite and wireless transmission companies -- all are looking for a competitive edge, a better way to provide bandwidth and interactive services to a market ready to embrace the benefits of what promises to be a truly interactive age.

                                                                AND THAT'S WHERE

                                                    HARMONIC LIGHTWAVES CAN HELP

                                   [GRAPHIC]

                     MOVING DATA TODAY IS MUCH MORE COMPLEX

VOICE
     AUDIO
          DATA
               VIDEO
                                                                      [LOGO]
                   ALL COMPETING FOR LIMITED BANDWIDTH

AT THE SPEED OF LIGHT

Since its founding in 1988, Harmonic Lightwaves has established itself as the technology leader in providing advanced fiber optic transmission solutions to cable operators around the world. Over the years, our array of optical transmitters, nodes, receivers and element management hardware and software have enabled us to provide customers with better and faster ways of transmitting information, by harnessing the incredible speed of light within the framework of an electronic medium.

      In the cable world, Harmonic leads the way. We've attained this position thanks to our proprietary leading-edge technology, our unique system and network management capabilities, the superior price/performance of our products, and -- perhaps most important of all for the future -- the return path capabilities we've pioneered to pave the way for interactive applications, for business and home users.

But cable communications is just part of a much larger picture. Recently, Harmonic embarked on a strategy to integrate digital headend technology into our product lines. Today, that technology works hand in hand with our fiber optic transmission solutions to provide our traditional cable customers not only with better and faster ways to transmit information, but also with the means to exploit new business and application opportunities.

Even more important, Harmonic's new technology -- some of which we acquired in 1997 -- opens up much broader opportunities for us. From our roots as a provider of fiber optic solutions for cable operators, we've now grown to become a supplier of integrated broadband systems for delivering video, audio and data -- not only over cable, but via wireless and satellite communications as well.

ACROSS THE STREET OR AROUND THE WORLD.            [GRAPHIC]

                                   [GRAPHIC]

                                SATELLITE OPTICS

                                   [GRAPHICS]

 ...more kinds of data moving in
          MORE KINDS OF WAYS

      THE DIGITAL IMPERATIVE

      Harmonic's first foray beyond our fiber optic roots occurred with the 1997 introduction of the TRANsend(TM) video and audio compression product family for the broadband network headend. The TRANsend family -- which includes a quadrature amplitude modulation (QAM) modulator, an MPEG (Motion Picture Experts Group)-2 program encoder, and a video transmission platform -- offers service providers enhanced picture quality and greater flexibility and reliability when adding advanced services that require digital compression.

      Combined with Harmonic's fiber optic offerings, our TRANsend products provide a complete solution that will not only help our existing cable operator customer base to stay competitive, but will also open up new market opportunities for them. By the turn of the century, it's likely that digital compression technology will be deployed to millions of homes, providing subscribers with such advanced services as Internet access, video services, telecommunications and videoconferencing.

Because of their bandwidth, capacity and overall cost-effectiveness, broadband networks are ideally suited to provide all advanced data services into the home. Harmonic's TRANsend products, which integrate seamlessly with our fiber optic transmission and element management product lines, are positioned to anticipate this convergence. Equally important, the new digital headends enable Harmonic to move beyond the cable industry and serve the needs of satellite and wireless communications providers as well.

But the TRANsend family was merely the first of two important steps that helped Harmonic expand its horizons in 1997. The other was our first corporate acquisition: New Media Communication Ltd.

NEW MEDIA: NEW POSSIBILITIES

Following the introduction of the TRANsend family, one of the most significant pieces of the digital puzzle that remained for Harmonic to solve was gaining expertise in high-speed data transmission technology. We accomplished this goal by acquiring New Media Communication Ltd., a company whose advanced digital headend software for managing and transmitting data supports multicasting and unicasting over broadband media. Complementing this innovative multimedia delivery software is New Media's range of extremely high-speed end user PCI receiver cards, which are compatible with cable, satellite and LMDS/MMDS wireless transmission technologies.

New Media is the only company offering commercially available, high-speed data solutions on all broadband platforms, and has become the first to deploy its technology in a commercial LMDS system. Such varied wireless and satellite customers as New York City's Cellularvision and Germany's KMS/Thyssen -- the latter serving a huge market comprised of more than 25 million potential satellite and cable service subscribers -- expand our focus beyond our traditional customer base of cable operators. The acquisition now allows Harmonic to move more kinds of information, in more different ways, than ever before.

BUT BACK TO THE BANDWIDTH ISSUE. HOW FAST IS FAST?













FIG. A: HARMONIC LIGHTWAVES ENHANCED TRANSMISSION BANDWIDTH


                                    [GRAPHIC]

                         HARMONIC LIGHTWAVES IS MOVING
                                THE FRONTIERS OF
                            BROADBAND COMMUNICATIONS

      SPEED MERCHANTS FOR THE INTERACTIVE AGE

      To finally put the bandwidth issue into perspective, it's important to understand the magnitude of Harmonic's technology and products. A few comparisons are in order. Today, most standard modems transmit information over twisted-pair telephone lines at a rate of 28.8 Kbps (kilobits per second). ISDN lines, meanwhile, have the capability of transmitting data at speeds of up to 128 Kbps.

Cable modems, by comparison, up the ante to 10 Mbps (megabits per second) -- almost eighty times as fast as ISDN, and more than 300 times the speed of a standard telephone modem. Satellite communications today top out at 400 Kbps; wireless and DSL communications at 6-10 Mbps.

And now for the clincher. Harmonic's combined fiber optic, digital and New Media products support Internet content delivery and data broadcasting at speeds of up to 52 Mbps via cable and MMDS wireless. Our performance for satellite and LMDS wireless is just a shade behind, at 48 Mbps. By any measure, that's extremely fast.

To be sure, a number of things have to happen across the industry and throughout today's communications infrastructures for this kind of bandwidth to be available for everyone; the process is just getting underway. But it's more than just a pipedream. It's happening now, and it's going to happen even faster tomorrow. And as it does, Harmonic intends to be there every step of the way. Which leaves one message for all those struggling to overcome the bandwidth barrier:

                               THE LINES ARE OPEN

FINANCIAL CONTENTS

16.       selected financial data

17.       management's discussion and analysis

23.       consolidated balance sheets

24.       consolidated statement of operations

25.       consolidated statement of stockholders' equity

26.       consolidated statement of cash flows

27.       notes to consolidated financial statements

34.       report of independent accountants

35.       corporate information

SELECTED FINANCIAL DATA

YEAR ENDED DECEMBER 31,                          1997        1996        1995        1994         1993
------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Net sales                                     $74,442     $60,894     $39,180    $ 18,224     $  6,714
Gross profit                                   34,605      27,731      17,851       6,467        1,458
Income (loss) from operations                   4,506       5,204       3,761      (2,189)      (4,956)
Net income (loss)                               4,929       5,918       4,121      (2,368)      (5,163)
Basic net income per share(1)                    0.48        0.59        0.71          --           --
Diluted net income per share(1)                  0.43        0.52        0.40          --           --

BALANCE SHEET DATA:

Cash and cash equivalents                     $13,670     $16,410     $22,126    $  1,743     $  4,699
Working capital                                38,772      34,321      32,495       6,893        6,506
Total assets                                   58,887      54,633      41,817      14,578       11,093
Long term debt, including current portion          --          --          --       1,480        1,446
Mandatorily Redeemable Convertible
   Preferred Stock                                 --          --          --      29,215       26,454
Stockholders' equity (deficit)(2)              49,931      43,641      37,009     (20,717)     (18,600)


FISCAL YEARS BY QUARTER                              1997                                            1996
------------------------------------------------------------------------------------------------------------------------------
(UNAUDITED, IN THOUSANDS,
EXCEPT PER SHARE DATA)
QUARTERLY DATA:                       4TH          3RD         2ND         1ST         4TH         3RD         2ND         1ST

Net sales                         $17,350      $17,545     $20,514     $19,033     $19,497     $16,670     $13,485     $11,242
Gross profit                        7,979        7,899       9,736       8,991       8,936       7,824       6,011       4,960
Income (loss) from operations         (97)         360       2,016       2,227       2,250       1,610         908         436
Net income                            580          413       1,838       2,098       2,405       1,741       1,126         646
Basic net income per share           0.06         0.04        0.18        0.20        0.24        0.17        0.11        0.07
Diluted net income per share         0.05         0.04        0.16        0.18        0.21        0.15        0.10        0.06

Common stock price-high           $ 16.50      $ 20.88     $ 20.75     $ 25.22     $ 23.50     $ 26.00     $ 23.50     $ 14.63
Common stock price-low              10.75        15.63       12.00       13.38       15.38       15.38       11.25        9.00

The Company's Common Stock (Nasdaq symbol "HLIT") began trading publicly on the Nasdaq National Market System on May 22, 1995. Prior to that date, there was no public market for the Common Stock.

(1) Net loss per share data for periods prior to the commencement of public trading of the Company's Common Stock on May 22, 1995 have not been presented as such presentation is not meaningful.

(2) The Company has not paid and does not intend to pay dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

OVERVIEW

Harmonic Lightwaves, Inc. ("Harmonic" or the "Company") designs, manufactures and markets digital- and lightwave-based communications systems that deliver video, audio and data over hybrid fiber/coax ("HFC"), satellite and wireless networks. The Company's advanced solutions enable cable television and other network operators to provide a range of broadcast and interactive broadband services that include high-speed Internet access and video-on-demand. The Company offers a broad range of fiber optic transmission and digital headend products for HFC networks, and through its acquisition of New Media Communication Ltd. ("NMC") in January 1998, expanded its product offerings to include high-speed data delivery software and hardware.

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

RESULTS OF OPERATIONS

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated:

YEAR ENDED DECEMBER 31,                                1997      1996      1995
-------------------------------------------------------------------------------
Net sales                                               100%      100%      100%
Cost of sales                                            54        54        54
                                                       ----      ----      ----
Gross profit                                             46        46        46
Operating expenses:
   Research and development                              16        15        16
   Sales and marketing                                   18        16        15
   General and administrative                             6         6         5
                                                       ----      ----      ----
Total operating expenses                                 40        37        36
                                                       ----      ----      ----
Income from operations                                    6         9        10
Other income, net                                         1         1         1
                                                       ----      ----      ----
Income before income taxes                                7        10        11
Provision for income taxes                               --        --        --
                                                       ----      ----      ----
Net income                                                7%       10%       11%

Net Sales

The Company's net sales increased by 22% to $74.4 million in 1997. This growth in net sales was primarily attributable to higher unit sales of the Company's receiver and return path products and sales of the 1550 nm MAXLink transmission system, which began shipment during the second quarter of 1996. These factors were partially offset by lower unit sales of the YAGLink transmitters due in part to the increasing acceptance of 1550 nm transmitters among cable operators for broadcast transmission. Net sales in the second half of 1997 were lower than in the first half of 1997 due principally to slowed capital spending in the cable television industry. The factors contributing to this slow capital spending include consolidation and system exchanges by domestic cable customers, which generally has had the effect of delaying certain system upgrades, uncertainty related to development of industry standards for digital transmission, evaluation by many cable customers of which advanced services and system architectures to provide and use, and emphasis on marketing and customer service strategies by certain international customers rather than continued construction of networks. The Company is unable to predict when cable television industry capital spending will increase. See "Factors That May Affect Future Results of Operations."

The Company's net sales increased by 55% to $60.9 million in 1996 from $39.2 million in 1995. This growth in net sales was primarily attributable to higher unit sales of the Company's existing products, particularly the PWRLink transmitter and return path products. In addition, the Company began shipment of its 1550 nm MAXLink transmission system during the second quarter of 1996. These factors were partially offset by lower unit sales of the YAGLink transmitters and lower selling prices for certain products.

Historically, the majority of Harmonic's net sales have been to relatively few customers, and Harmonic expects this customer concentration to continue in the foreseeable future. In 1997, sales to Capella (the Company's Canadian distributor) accounted for 17% of the Company's net sales. In 1996, sales to Tratec (the Company's former U.K. distributor), Capella and ANTEC Corporation ("ANTEC") accounted for 15%, 15% and 13%, respectively, of the Company's net sales. In 1995, sales to Tratec, ANTEC and Capella accounted for 22%, 15% and 15%, respectively, of the Company's net sales.

Harmonic has adopted a strategy of selling to major domestic customers through its own direct sales force; as a result, domestic OEM and distributor revenues were a smaller percentage of net sales in 1997 than they were in prior years. Sales to customers outside the United States represented 59%, 57% and 65% of net sales in 1997, 1996 and 1995, respectively. Harmonic expects international sales to continue to account for a substantial percentage of its net sales for the foreseeable future.

Gross Profit

Gross profit increased to $34.6 million (46% of net sales) in 1997 from $27.7 million (46% of net sales) in 1996. The increase in gross profit was principally due to higher unit sales volume and lower manufacturing costs, particularly for the Company's MAXLink products, which commenced shipment during the second quarter of 1996, and improved margins on return path products resulting from product design changes. These factors were partially offset by a less favorable product mix which included lower sales of transmitters as a percentage of net sales, and lower selling prices for certain products. Gross profit increased to $27.7 million (46% of net sales) in 1996 from $17.9 million (46% of net sales) in 1995. The increase in gross profit was principally due to higher unit sales volume which allowed the Company to improve fixed cost absorption and realize increasing economies of scale through higher production and purchasing volumes, partially offset by lower selling prices for certain products. A more favorable product mix, which included a higher percentage of transmitters, also contributed to the increase in gross profit in 1996.

Research and Development

Research and development expenses increased to $11.7 million (16% of net sales) in 1997 from $9.2 million (15% of net sales) in 1996. The increase in research and development expenses was principally due to increased headcount, particularly at the Company's Israeli subsidiary, which is developing Harmonic's digital headend products, and higher prototype material costs in connection with the node and digital development programs. Research and development expenses increased to $9.2 million in 1996 from $6.1 million in 1995, but decreased as a percentage of net sales from 16% to 15%, reflecting higher sales levels. The increase in spending related primarily to increased headcount, particularly at the Company's Israeli subsidiary, and increased use of outside subcontractors and consultants in Israel and in connection with the element management and 1550 nm MAXLink transmission system development programs. Research and development expenses for 1997, 1996 and 1995 are net of grants from the BIRD Foundation of approximately $120,000, $140,000 and $300,000, respectively. The Company anticipates that research and development expenses will continue to increase significantly, although they may vary as a percentage of net sales.

Sales and Marketing

Sales and marketing expenses increased to $13.6 million (18% of net sales) in 1997 from $9.8 million (16% of net sales) in 1996. The increase in sales and marketing expenses in 1997 was primarily due to higher headcount associated with expansion of the direct sales force, customer service and technical support organizations; expenses associated with establishing international sales offices, and higher promotional expenses. Sales and marketing expenses increased to $9.8 million (16% of net sales) in 1996 from $5.8 million (15% of net sales) in 1995. The increase in 1996 was primarily attributable to higher headcount, promotional expenses and commissions to international sales representatives. The Company expects that sales and marketing expenses will continue to increase significantly, although they may vary as a percentage of net sales.

General and Administrative

General and administrative expenses increased to $4.8 million in 1997 from $3.5 million in 1996 but remained constant as a percentage of net sales at 6%. The increase in absolute expenses was principally attributable to costs of supporting the Company's growth in headcount and operations and providing for a higher accounts receivable reserve. General and administrative expenses increased to $3.5 million (6% of net sales) in 1996 from $2.2 million (5% of net sales) in 1995. The increase in expenses was primarily due to increased staffing and related costs of supporting the Company's growth, and to a lesser extent, to certain costs associated with being a public company. The Company expects to incur higher levels of general and administrative expenses in the future, although such expenses may vary as a percentage of net sales.

Other Income

Interest and other income was $0.7 million in 1997 compared to $1.0 million in 1996. The decrease in 1997 was principally due to interest earned on lower average cash balances. Interest and other income was $1.0 million in 1996 compared to $0.6 million in 1995. The increase in 1996 compared to 1995 was principally attributable to interest earned on higher average cash balances in 1996 following the Company's initial public offering (the "IPO") in May 1995, and lower interest expense in 1996 as the Company repaid all capital leases and bank debt in 1995. The income in 1995 was principally attributable to interest earned on cash balances, following the Company's IPO, partially offset by interest expense.

Income Taxes

The provision for income taxes for 1997, 1996 and 1995 was based on an estimated annual tax rate of 5% resulting from federal and state alternative minimum taxes. This rate reflects estimated realization of deferred tax assets, primarily net operating loss carryforwards. The Company had available federal net operating loss carryforwards of approximately $0.8 million at December 31, 1997. Under current tax law, the Company's utilization of its net operating loss carryforwards has been limited and in the future may be limited or impaired in certain circumstances resulting from a change in ownership. The Company expects to have an effective annual tax rate of 10 - 15% in 1998, exclusive of consideration of the one-time, in-process technology charge associated with the NMC acquisition. The Company expects to have an effective annual tax rate beyond 1998 that approximates statutory rates.

LIQUIDITY AND CAPITAL RESOURCES

The Company completed the IPO in May 1995, raising approximately $24.2 million, net of offering costs. Prior to that, the Company satisfied its liquidity needs primarily from the net proceeds of private sales of Preferred Stock, and to a lesser extent, from capital equipment leases and bank borrowings.

Cash provided by operations was approximately $2.0 million in 1997, $0.3 million in 1996 and $2.3 million in 1995. The increase in cash provided by operations in 1997 compared to 1996 was principally attributable to slower growth in receivables, inventory and prepaid expenses and other assets, partially offset by lower net income, accounts payable and accrued liabilities. The decrease in cash provided by operations in 1996 compared to 1995 was primarily due to higher accounts receivable, inventory and prepaid expenses to support increases in sales and production volumes, and prepayment of rents and deposits of $1.8 million in connection with the Company's new corporate headquarters, partially offset by higher net income, accounts payable and accrued liabilities.

Net working capital was approximately $38.8 million at December 31, 1997, including $13.7 million of cash and cash equivalents. During the fourth quarter of 1997, the Company renegotiated its bank line of credit, which now provides for up to $12.0 million in borrowings and expires in December 1998. The line of credit bears interest at the bank's prime rate or LIBOR plus 2.0%. The bank has also extended a term loan facility not to exceed $3.0 million to be used for the purchase of capital equipment. This loan facility expires in December 1998 and bears interest at the bank's prime rate plus 0.5%. There were no outstanding borrowings under either the bank line of credit or term loan during 1997.

Additions to property, plant and equipment were approximately $4.8 million during 1997 compared to $6.7 million and $3.9 million in 1996 and 1995 respectively. The decrease in 1997 was due principally to nonrecurring expenditures in 1996 for leasehold improvements and furniture and fixtures for the Company's new headquarters. While the Company currently has no material commitments, it expects to spend approximately $6.0 million on capital expenditures in 1998, primarily for manufacturing and test equipment.

The Company believes that its existing liquidity sources and anticipated funds from operations will satisfy its cash requirements for at least the next twelve months.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Potential Fluctuations in Future Operating Results

The Company's operating results have fluctuated and are likely to continue to fluctuate in the future, on an annual and a quarterly basis, as a result of a number of factors, many of which are outside of the Company's control. Such factors include the level of capital spending in the cable television industry, changes in the regulatory environment, changes in market demand, the timing of customer orders, competitive market conditions, lengthy sales cycles, new product introductions by the Company and its competitors, market acceptance of new or existing products, the cost and availability of components, the mix of the Company's customer base and sales channels, the mix of products sold, development of custom products, the level of international sales and general economic conditions. In addition, in each quarter of 1997 the Company recognized a substantial portion of its revenues in the last month of the quarter. The Company establishes its expenditure levels for product development and other operating expenses based on projected sales levels, and expenses are relatively fixed in the short term. Accordingly, variations in timing of sales can cause significant fluctuations in operating results. In addition, because a significant portion of the Company's business is derived from orders placed by a limited number of large customers, the timing of such orders can also cause significant fluctuations in the Company's operating results. If sales are below expectations in any given quarter, the adverse impact of the shortfall on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall.

Dependence on Cable Television Industry Capital Spending

To date, substantially all of the Company's sales have been derived, directly or indirectly, from sales to cable television operators. Demand for the Company's products depends to a significant extent upon the magnitude and timing of capital spending by cable television operators for constructing, rebuilding or upgrading their systems. The capital spending patterns of cable television operators are dependent on a variety of factors, including access to financing, cable television operators' annual budget cycles, the status of federal, local and foreign government regulation of telecommunications and television broadcasting, overall demand for cable television services, competitive pressures (including the availability of alternative video delivery technologies such as satellite broadcasting), discretionary customer spending patterns and general economic conditions. The Company believes that the consolidation of ownership of domestic cable television systems, by acquisition and system exchanges, together with uncertainty over regulatory issues, particularly the debate over the provisions of the Telecommunications Act of 1996, caused delays in capital spending by major domestic MSOs during the second half of 1995 and first quarter of 1996. Also, the Company's net sales in the second half of 1997 were adversely affected by a slow-down in spending by cable television operators. The factors contributing to this slow capital spending include consolidation and system exchanges by domestic cable customers, which generally has had the effect of delaying certain system upgrades, uncertainty related to development of industry standards for digital transmission, evaluation by many cable customers of which advanced services and system architectures to provide and use, and emphasis on marketing and customer service strategies by certain international customers rather than continued construction of networks. The Company is unable to predict when cable television industry capital spending will increase. In addition, cable television capital spending can be subject to the effects of seasonality, with fewer construction and upgrade projects typically occurring in winter months and otherwise being affected by inclement weather.

Dependence on Key Customers and End Users

Historically, a majority of the Company's sales have been to relatively few customers. Sales to the Company's ten largest customers in 1997, 1996 and 1995 accounted for approximately 56%, 72% and 80%, respectively, of its net sales. Due in part to the consolidation of ownership of domestic cable television systems, the Company expects that sales to relatively few customers will continue to account for a significant percentage of net sales for the foreseeable future. Harmonic has adopted a strategy to sell to major domestic customers through its own direct sales force and domestic OEM and distributor revenues were a smaller percentage of net sales in 1997 than they have been in prior years. Substantially all of the Company's sales are made on a purchase order basis, and none of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. The loss of, or any reduction in orders from, a significant customer would have a material adverse effect on the Company's business and operating results.

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

The broadband communications markets are characterized by continuing technological advancement. To compete successfully, the Company must design, develop, manufacture and sell new products that provide increasingly higher levels of performance and reliability. As new markets for broadband communications equipment continue to develop, the Company must successfully develop new products for these markets in order to remain competitive. For example, to compete successfully in the future, the Company believes that it must successfully develop and introduce products that will facilitate the processing and transmission of digital signals over optical networks. While the Company has commenced shipment of products for digital applications, there can be no assurance that the Company will successfully complete development of, or successfully introduce, products for digital applications, or that such products will achieve commercial acceptance. In addition, in order to successfully develop and market its planned products for digital applications, the Company may be required to enter into technology development or licensing agreements with third parties. Although many companies are often willing to enter into such technology development or licensing agreements, there can be no assurance that such agreements will be negotiated on terms acceptable to the Company, or at all. The failure to enter into technology development or licensing agreements, when necessary, could limit the Company's ability to develop and market new products and could have a material adverse effect on the Company's business and operating results.

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

Risks Associated with the Acquisition of NMC

The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's limited personnel, management and other resources. Through its acquisition of NMC in January 1998, the Company increased the scope of its product line to include broadband, high-speed data delivery software and hardware and increased the scope of its international operations in Israel. The acquisition of NMC involves numerous risks and challenges, including: difficulties in the assimilation of operations, research and development efforts, products, personnel and cultures of Harmonic Lightwaves and NMC; the potential adverse effects of the acquisition on relationships with customers, distributors, suppliers and other business partners of the two companies; the dependence on the evolution and growth of the market for wireless and satellite broadband services; regulatory developments; rapid technological change; the highly competitive nature of the telecommunications industry; the Company's ability to successfully develop, manufacture and gain market acceptance of the products of NMC; the ability to manage geographically remote units; the integration of NMC's management information systems with those of the

Company; potential adverse short-term effects on the Company's operating results; the amortization of acquired intangible assets; the risk of entering emerging markets in which the Company has limited or no direct experience; and the potential loss of key employees of NMC. The Company's future operating results will be significantly affected by its ability to successfully integrate NMC, to implement operating, manufacturing and financial procedures and controls, to improve coordination among different operating functions, to strengthen management information and telecommunications systems and to continue to attract, train and motivate additional qualified personnel in all areas. There can be no assurance that the Company will be able to manage these activities and implement these additional systems and controls successfully, and any failure to do so could have a materially adverse effect upon the Company's operating results. The Company expects that the inclusion of NMC's operations, combined with seasonally low sales to domestic cable customers, will result in an operating loss for the Company in the first quarter of 1998. In addition, the acquisition of NMC has resulted in significant additional working capital requirements. While the Company believes that it currently has sufficient funds to finance its operations for at least the next twelve months, to the extent that such funds are insufficient to fund the Company's activities, including any potential acquisitions, the Company may need to raise additional funds through public or private equity or debt financing from other sources. The sale of additional equity or convertible debt may result in additional dilution to the Company's stockholders and such securities may have rights, preferences or privileges senior to those of the Common Stock. There can be no assurance that additional equity or debt financing will be available or that if available it can be obtained on terms favorable to the Company or its stockholders.

Sole or Limited Sources of Supply

Certain components and subassemblies necessary for the manufacture of the Company's products are obtained from a sole supplier or a limited group of suppliers. The reliance on sole or limited suppliers and the Company's increasing reliance on subcontractors involve several risks, including a potential inability to obtain an adequate supply of required components or subassemblies and reduced control over pricing, quality and timely delivery of components or subassemblies. The Company does not maintain long-term agreements with any of its suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require the Company to seek alternative sources of supply could affect the Company's ability to ship its products on a timely basis, which could damage relationships with current and prospective customers and could have a material adverse effect on the Company's business and operating results. The Company believes that investment in inventories will continue to constitute a significant portion of its working capital in the future. As a result of such investment in inventories, the Company may be subject to an increasing risk of inventory obsolescence in the future, which could materially and adversely affect its business and operating results.

Risks of International Operations

Sales to customers outside of the United States in 1997, 1996 and 1995 represented 59%, 57% and 65% of net sales, respectively, and the Company expects that international sales will continue to represent a substantial portion of its net sales for the foreseeable future. In addition, the Company has two Israeli subsidiaries, NMC and a subsidiary that engages primarily in research and development. International operations are subject to a number of risks, including changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations and political and economic instability. While international sales are typically denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Payment cycles for international customers are typically longer than those for customers in the United States. There can be no assurance that foreign markets will continue to develop or that the Company will receive additional orders to supply its products for use in foreign broadband systems. In recent months, certain Asian currencies have devalued significantly in relation to the U.S. dollar. The Company is currently evaluating the effect of recent developments in Asia on the Company's business, and there can be no assurance that the Company's sales in Asia will not be materially adversely affected by such developments.

Risks of Information Systems

The Company has commenced, for all its information systems, a Year 2000 date conversion project to address all necessary changes to be Year 2000 compliant. The Company is expensing the costs of addressing the "Year 2000 issue" as incurred. The Company does not expect that Year 2000 issues from its own information systems will have a material adverse impact on its financial position or results of operations. However, the Company could be adversely impacted by Year 2000 issues faced by major customers and suppliers and other organizations with which the Company interacts. The Company is in the process of determining the impact that third parties who are not Year 2000 compliant may have on the operations of the Company.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                                       1997         1996
----------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS

Current assets:
   Cash and cash equivalents                                                   $ 13,670     $ 16,410
   Accounts receivable, net                                                      16,458       12,643
   Inventories                                                                   15,474       14,782
   Prepaid expenses and other assets                                              1,774        1,315
                                                                               --------     --------
   Total current assets                                                          47,376       45,150
Notes receivable                                                                  1,300           --
Property and equipment, net                                                      10,077        8,751
Other assets                                                                        134          732
                                                                               --------     --------
                                                                               $ 58,887     $ 54,633
                                                                               ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                            $  3,708     $  5,604
   Accrued liabilities                                                            4,896        5,225
                                                                               --------     --------
   Total current liabilities                                                      8,604       10,829
Other liabilities                                                                   352          163
Commitments (Notes 9 and 11)
Stockholders' equity:
   Preferred Stock, $.001 par value, 5,000,000 shares authorized;
     no shares issued or outstanding                                                 --           --
   Common Stock, $.001 par value, 50,000,000 shares authorized;
     10,414,297 and 10,160,876 shares issued and outstanding                         10           10
   Capital in excess of par value                                                55,917       54,579
   Accumulated deficit                                                           (6,019)     (10,948)
   Currency translation                                                              23           --
                                                                               --------     --------
   Total stockholders' equity                                                    49,931       43,641
                                                                               --------     --------
                                                                               $ 58,887     $ 54,633
                                                                               ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,                                             1997        1996        1995
------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                                                       $ 74,442    $ 60,894    $ 39,180
Cost of sales                                                     39,837      33,163      21,329
                                                                --------    --------    --------
Gross profit                                                      34,605      27,731      17,851
                                                                --------    --------    --------
Operating expenses:
   Research and development                                       11,676       9,237       6,144
   Sales and marketing                                            13,599       9,827       5,750
   General and administrative                                      4,824       3,463       2,196
                                                                --------    --------    --------
     Total operating expenses                                     30,099      22,527      14,090
                                                                --------    --------    --------
Income from operations                                             4,506       5,204       3,761

Interest and other income, net                                       682       1,025         577
                                                                --------    --------    --------
Income before income taxes                                         5,188       6,229       4,338

Provision for income taxes                                           259         311         217
                                                                --------    --------    --------
Net income                                                      $  4,929    $  5,918    $  4,121
                                                                ========    ========    ========

Basic net income per share                                      $   0.48    $   0.59    $   0.71
                                                                ========    ========    ========
Diluted net income per share                                    $   0.43    $   0.52    $   0.40
                                                                ========    ========    ========

Average number of shares outstanding                              10,345      10,106       5,797
                                                                ========    ========    ========
Average number of shares outstanding assuming dilution            11,523      11,474      10,382
                                                                ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                      COMMON STOCK       CAPITAL IN                            STOCKHOLDERS'
                                    -----------------    EXCESS OF   ACCUMULATED    CURRENCY       EQUITY
                                    SHARES     AMOUNT    PAR VALUE     DEFICIT     TRANSLATION    (DEFICIT)
                                    ------     ------     -------    -----------   -----------   ----------
(IN THOUSANDS)
Balance at December 31, 1994           469     $   1     $   269     $  (20,987)     $   --     $  (20,717)
Conversion of Mandatorily
   Redeemable Preferred Stock        7,095         7      29,208             --          --         29,215
Issuance of Common Stock in
   initial public offering, net      2,000         2      24,198             --          --         24,200
Exercise of stock options
   and warrants                        340        --         190             --          --            190
Net income                              --        --          --          4,121          --          4,121
                                    ------     -----     -------     ----------      ------     ----------
Balance at December 31, 1995         9,904        10      53,865        (16,866)         --         37,009

Exercise of stock options
   and warrants                        208        --         240             --          --            240
Issuance of Common Stock
   under Stock Purchase Plan            49        --         474             --          --            474
Net income                              --        --          --          5,918          --          5,918
                                    ------     -----     -------     ----------      ------     ----------
Balance at December 31, 1996        10,161        10      54,579        (10,948)         --         43,641

Exercise of stock options
   and warrants                        185        --         612             --          --            612
Issuance of Common Stock
   under Stock Purchase Plan            68        --         726             --          --            726
Currency translation                    23        23
Net income                              --        --          --          4,929          --          4,929
                                    ------     -----     -------     ----------      ------     ----------
Balance at December 31, 1997        10,414     $  10     $55,917     $   (6,019)     $   23     $   49,931
                                    ======     =====     =======     ==========      ======     ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS



YEAR ENDED DECEMBER 31,                                                       1997          1996          1995
--------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
Cash flows from operating activities:
   Net income                                                             $  4,929      $  5,918      $  4,121
   Adjustments to reconcile net income to net cash
      provided by operating activities:
   Depreciation and amortization                                             3,441         2,506         1,799
   Changes in assets and liabilities:
      Accounts receivable                                                   (3,815)       (6,841)       (1,246)
      Inventories                                                             (692)       (5,606)       (3,523)
      Prepaid expenses and other assets                                        139        (1,848)          (15)
      Accounts payable                                                      (1,896)        3,403             2
      Accrued and other liabilities                                           (140)        2,781         1,128
                                                                          --------      --------      --------
         Net cash provided by operating activities                           1,966           313         2,266
Cash flows used in investing activities:
   Acquisition of property and equipment                                    (4,767)       (6,743)       (3,119)
   Advances to New Media Communication Ltd.                                 (1,300)           --            --
                                                                          --------      --------      --------
         Net cash used in investing activities                              (6,067)       (6,743)       (3,119)
Cash flows from financing activities:
   Repayment under bank line of credit                                          --            --          (922)
   Proceeds from issuance of Common Stock, net                               1,338           714        24,390
   Repayments of long-term debt                                                 --            --        (2,232)
                                                                          --------      --------      --------
         Net cash provided by financing activities                           1,338           714        21,236
Effect of exchange rate changes on cash and cash equivalents                    23            --            --
                                                                          --------      --------      --------
Net (decrease) increase in cash and cash equivalents                        (2,740)       (5,716)       20,383
Cash and cash equivalents at beginning of period                            16,410        22,126         1,743
                                                                          --------      --------      --------
Cash and cash equivalents at end of period                                $ 13,670      $ 16,410      $ 22,126
                                                                          --------      --------      --------

Supplemental schedule of cash flow information and non-cash financing activities:
   Interest paid during the period                                        $     --      $     21      $    193
   Income taxes paid during the period                                         323           285           126
   Acquisition of property and equipment under
      capital leases and equipment term loan                              $     --      $     --      $    752
                                                                          ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harmonic Lightwaves, Inc. (the "Company") designs, manufactures and markets digital and lightwave based communications systems that deliver video, audio and data over hybrid fiber/coax ("HFC"), satellite and wireless networks. The Company operates in one industry segment. See Note 10 for geographic information and information regarding sales to significant customers.

Reincorporation and Reverse Stock Split

The Company originally incorporated in California in June 1988. In May 1995, the Company reincorporated in Delaware. In conjunction with the reincorporation, all outstanding shares of the predecessor California company were exchanged into common stock of the Delaware company in a one-for-three reverse stock split.

Basis of Presentation

The consolidated financial statements of the Company include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany accounts and balances have been eliminated. The Company's fiscal quarters end on the Friday nearest the calendar quarter end.

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

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high quality financial institutions and are invested in short-term, highly liquid investment grade obligations of government and commercial issuers, in accordance with the Company's investment policy. The investment policy limits the amount of credit exposure to any one financial institution or commercial issuer. The Company's accounts receivable are derived from sales to cable television operators and distributors as discussed in Note
10. The Company performs ongoing credit evaluations of its customers, and provides for expected losses but to date has not experienced any material losses. At December 31, 1997, receivables from one customer represented 25% of accounts receivable. At December 31, 1996, receivables from three customers represented 20%, 17% and 11%, respectively.

Currency Translation

The assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in stockholders' equity. Realized gains and losses from currency exchange transactions have not been material.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts under the provisions of Statement on Financial Accounting Standards No. 109 ("SFAS 109"), which has been applied for all periods presented.

Accounting for Stock-Based Compensation

The Company's stock-based compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In January 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards 123 ("SFAS 123").

Reclassification

Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1997 presentation. These reclassifications are not material.

NOTE 2: CASH AND CASH EQUIVALENTS

At December 31, 1997 and 1996, the Company had the following amounts in cash and cash equivalents, with original maturity dates of three months or less at the date of purchase. Realized gains and losses for the years ended December 31, 1997 and 1996 and the difference between gross amortized cost and estimated fair value at December 31, 1997 and 1996 were immaterial.

DECEMBER 31,                                                1997           1996
-------------------------------------------------------------------------------
(IN THOUSANDS)
Commercial paper                                        $  7,956       $ 15,964
Cash and money market accounts                             5,714            446
                                                        --------       --------
Total cash and cash equivalents                         $ 13,670       $ 16,410
                                                        ========       ========

NOTE 3: BALANCE SHEET DETAILS

DECEMBER 31,                                                1997           1996
-------------------------------------------------------------------------------
(IN THOUSANDS)

Accounts receivable:
   Gross accounts receivable                            $ 17,208       $ 12,943
   Less: allowance for doubtful accounts                    (750)          (300)
                                                        --------       --------
                                                        $ 16,458       $ 12,643
                                                        ========       ========
Inventories:
   Raw materials                                        $  4,356       $  3,104
   Work-in-process                                         3,127          4,704
   Finished goods                                          7,991          6,974
                                                        --------       --------
                                                        $ 15,474       $ 14,782
                                                        ========       ========
Property and equipment:
   Furniture and fixtures                               $  1,585       $  1,124
   Machinery and equipment                                15,692         12,183
   Leasehold improvements                                  2,779          1,982
                                                          20,056         15,289
   Less: accumulated depreciation and amortization        (9,979)        (6,538)
                                                        --------       --------
                                                        $ 10,077       $  8,751
                                                        ========       ========
Accrued liabilities:
   Accrued compensation                                 $  1,837       $  2,166
   Accrued warranties                                        626            733
   Other                                                   2,433          2,326
                                                        --------       --------
                                                        $  4,896       $  5,225
                                                        ========       ========

NOTE 4: NET INCOME PER SHARE

During the quarter ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Basic EPS, which replaces primary EPS, is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Unlike the computation of primary EPS, Basic EPS excludes the dilutive effect of stock options, warrants and Mandatorily Redeemable Convertible Preferred Stock. Diluted EPS replaces fully diluted EPS and gives effect to all dilutive potential common shares outstanding during a period. In computing Diluted EPS, the average price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options and warrants rather than the higher of the average or ending price as used in the computation of fully diluted EPS. Mandatorily Redeemable Convertible Preferred Stock is included in the net income per share calculation using the if-converted method when applicable. Net income per share for all prior periods presented has been restated to conform to the provisions of SFAS 128.

Following is a reconciliation of the numerators and denominators of the Basic and Diluted EPS computations for the periods presented below:

                                                                  1997          1996          1995
--------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Net income (numerator)                                        $  4,929      $  5,918      $  4,121
                                                              ========      ========      ========
Shares calculation (denominator):
Average shares outstanding -- basic                             10,345        10,106         5,797
Effect of Dilutive Securities:
Potential Common Stock
   Stock options and warrants                                    1,178         1,368         1,456
   Mandatorily Redeemable Convertible Preferred Stock               --            --         3,129
                                                              --------      --------      --------
Average shares outstanding -- diluted                           11,523        11,474        10,382
                                                              ========      ========      ========
Net income per share -- basic                                 $   0.48      $   0.59      $   0.71
                                                              ========      ========      ========
Net income per share -- diluted                               $   0.43      $   0.52      $   0.40
                                                              ========      ========      ========

Options to purchase 514,150 shares of common stock at prices ranging from $16.50 to $22.75 per share were outstanding during 1997, but were not included in the computation of diluted EPS because either the option's exercise price was greater than the average market price of the common shares or inclusion of such options would have been antidilutive.

NOTE 5: BORROWING FACILITIES

The Company has a bank line of credit agreement, providing for borrowings of up to $12,000,000. The agreement contains certain financial covenants and is available until December 1998. Borrowings pursuant to the agreement bear interest at the bank's prime rate or LIBOR plus 2%. The Company also has an equipment term loan (the "term loan") facility, providing for borrowings of up to $3,000,000 on a secured basis. The term loan is available until December 1998 and bears interest at the bank's prime rate plus 0.5%, payable monthly. The outstanding balance is payable in monthly installments beginning June 1998 through December 2001. There were no outstanding borrowings at December 31, 1997 or 1996.

NOTE 6: CAPITAL STOCK

Initial Public Offering

In May 1995, the Company completed its initial public offering ("IPO") of 2,600,000 shares of common stock, 600,000 of which were sold by existing stockholders, at a price of $13.50 per share. Net proceeds to the Company were approximately $24.2 million, after underwriter commissions and associated costs. Upon the closing of the IPO, all outstanding shares of Mandatorily Redeemable Convertible Preferred Stock automatically converted into 7,094,748 shares of Common Stock. Also effective with the closing of the IPO, the Company was authorized to issue 5,000,000 shares of undesignated preferred stock, of which none were issued or outstanding at December 31, 1997 and 1996.

Common Stock Warrants

In June 1994, the Company entered into a distribution agreement, in connection with which it issued a warrant to purchase up to 798,748 shares of Common Stock at $5.55 per share. The warrant had a fair value of $200,000, which was charged to results of operations in the second quarter of 1994. The warrants will become exercisable in June 1999 and expire at the earlier of six years from the date of issuance or the closing of a significant acquisition transaction, as defined in the warrant. The Company has reserved 798,748 shares of Common Stock for issuance upon exercise of this warrant.

In 1993, the Company issued a warrant to purchase up to 22,222 shares of the Company's Common Stock at an exercise price of $4.50 per share in conjunction with an equipment lease line facility. The fair value of the warrant was nominal, and the warrant expires at the earlier of seven years from the date of issuance or the merger or sale of the Company meeting certain criteria. The Company has reserved 22,222 shares of Common Stock for issuance upon exercise of this warrant.

NOTE 7: BENEFIT AND COMPENSATION PLANS

Stock Option Plans

In 1988, the Company adopted an incentive and non-statutory stock option plan (the "1988 Plan") for which 1,125,917 shares have been reserved for issuance. Following adoption of the 1995 Stock Plan (the "1995 Plan") at the effectiveness of the Company's IPO, no further grants have been, or will be, made under the 1988 Plan. Options granted under the 1988 Plan and the 1995 Plan are for periods not to exceed ten years. Exercise prices of incentive stock option grants under both plans must be at least 100% of the fair market value of the stock at the date of grant and for nonstatutory stock options must be at least 85% of the fair market value of the stock at the date of grant. Under both plans, the options generally vest 25% at one year from date of grant, and an additional 1/48th per month thereafter. The Company has reserved 1,045,000 shares of Common Stock for issuance under the 1995 Plan.

Director Option Plan

Effective upon the IPO, the Company adopted the 1995 Director Option Plan (the "Director Plan") and reserved 50,000 shares of Common Stock for issuance thereunder. The Director Plan provides for the grant of nonstatutory stock options to certain nonemployee directors of the Company pursuant to an automatic, nondiscretionary grant mechanism.

The following table summarizes activities under the Plans:

                                                                                                WEIGHTED
                                                       SHARES AVAILABLE    STOCK OPTIONS         AVERAGE
                                                           FOR GRANT        OUTSTANDING      EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT EXERCISE PRICE)
Balance at December 31, 1994                                  299              1,147             $ 0.99
Shares authorized                                             401                 --                 --
Options granted                                              (278)               278              11.99
Options exercised                                              --               (252)              0.53
Options canceled                                               20                (20)              5.81
                                                           ------             ------             ------
Balance at December 31, 1995                                  442              1,153               3.67

Options granted                                              (344)               344              12.72
Options exercised                                              --               (208)              0.98
Options canceled                                                7                (48)              5.75
                                                           ------             ------             ------
Balance at December 31, 1996                                  105              1,241               6.56

Shares authorized                                             480                 --                 --
Options granted                                              (504)               504              18.08
Options exercised                                              --               (185)              3.31
Options canceled                                              154               (177)             14.26
                                                           ------             ------             ------
Balance at December 31, 1997                                  235              1,383             $10.22
                                                           ======             ======             ======

The following table summarizes information regarding stock options outstanding at December 31, 1997:



                                     STOCK OPTIONS OUTSTANDING                             STOCK OPTIONS EXERCISABLE
                      -----------------------------------------------------------    ------------------------------------
                                        WEIGHTED-AVERAGE
                              NUMBER           REMAINING                                    NUMBER
RANGE OF              OUTSTANDING AT    CONTRACTUAL LIFE         WEIGHTED-AVERAGE    EXERCISABLE AT      WEIGHTED-AVERAGE
EXERCISE PRICES        DEC. 31, 1997              (YEARS)         EXERCISE PRICE      DEC. 31, 1997        EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT EXERCISE PRICE AND LIFE)
$ 0.30 -  1.20                   307                 4.4                   $ 0.41               307                $ 0.41
  1.80 -  4.65                   175                 6.5                     2.40               149                  2.33
  7.20 - 13.75                   434                 7.9                    10.98               219                 10.75
 14.13 - 22.75                   467                 9.3                    18.89                43                 17.45
                               -----                 ---                   ------               ---                ------
                               1,383                 7.4                   $10.22               718                $ 4.98
                               =====                 ===                   ======               ===                ======

Employee Stock Purchase Plan

Effective upon the IPO, the Company adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 200,000 shares of Common Stock for issuance thereunder. The Purchase Plan enables employees to purchase shares at 85% of the fair market value of the Common Stock at the beginning or end of each six month purchase period. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. 68,271, 48,977 and no shares were issued under the Purchase Plan during 1997, 1996 and 1995, respectively.

Fair Value Disclosures

The Company accounts for its stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion No. 25. If compensation cost for the Company's stock-based compensation plans had been determined based on the fair market value at the grant dates, as prescribed in SFAS 123, the Company's net income and net income per share would have been as follows:

                                                  1997         1996         1995
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income:
   As reported                                  $4,929       $5,918       $4,121
   Pro forma                                     3,209        4,474        3,610
Basic net income per share
   As reported                                  $ 0.48       $ 0.59       $ 0.71
   Pro Forma                                      0.31         0.44         0.62
Diluted net income per share:
   As reported                                  $ 0.43       $ 0.52       $ 0.40
   Pro forma                                      0.28         0.39         0.35

The fair value of each option grant under the 1988 Plan, 1995 Plan and Director Plan was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during 1997, 1996 and 1995: dividend yield of 0.0%; expected weighted average volatility of 55%, 47.5%, and 47.5%, respectively; and expected weighted average lives of four years, during each year; and risk-free interest rates of 5.6% to 6.7%, 5.2% to 6.5% and 5.4% to 7.1% for options granted during 1997, 1996 and 1995, respectively.

The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the Black-Scholes model with the following weighted average assumptions for 1997, 1996 and 1995: dividend yield of 0.0%; expected volatility of 55%, 47.5%, and 47.5%, respectively; expected lives of two years during each year; and risk-free interest rates of 5.1% to 6.3% for 1997 and, 5.7% and 5.3% for 1996 and 1995, respectively.

Retirement/Savings Plan

Effective April 1, 1992, the Company implemented a retirement/savings plan which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. This plan allows participants to contribute up to 20% of total compensation, subject to applicable Internal Revenue Service limitations. Effective April 1, 1997, the Company began to make discretionary contributions to the plan of $0.25 per dollar contributed by eligible participants up to a maximum contribution per participant of $750 per year.

NOTE 8: INCOME TAXES

The Company incurred net operating losses in each year through December 31, 1994. Foreign income (losses) were not significant for all years presented. The provision for income taxes for the year ended December 31, 1997 consists of the following:

DECEMBER 31,                                  1997           1996           1995
--------------------------------------------------------------------------------
(IN THOUSANDS)
Current:
   Federal                                    $168           $246           $174
   Foreign                                      90             41             16
   State                                         1             24             27
                                              ----           ----           ----
                                              $259           $311           $217
                                              ====           ====           ====

The income tax provision reconciles to the provision at the federal statutory rate as follows:

DECEMBER 31,                                       1997        1996        1995
-------------------------------------------------------------------------------
(IN THOUSANDS)
Provision at statutory rate                     $ 1,764     $ 2,118     $ 1,475
Differential in rates on foreign earnings          (111)         --          --
State taxes, net of federal benefit                   1          16          18
Foreign sales corporation benefit                  (176)         --          --
Utilization of net operating loss carryovers     (1,661)     (2,490)     (2,052)
Future benefits not currently recognized            364         429         567
Alternative minimum tax                              51         162         116
Other                                                27          76          93
                                                -------     -------     -------
                                                $   259     $   311     $   217
                                                =======     =======     =======

Deferred tax assets comprise the following:

DECEMBER 31,                                       1997        1996        1995
-------------------------------------------------------------------------------
(IN THOUSANDS)
Net operating loss carryovers                   $   303     $ 1,964     $ 3,960
Research and development carryovers               2,452       2,112       1,396
Capitalized research and development costs          234         254         931
Reserves not currently deductible                 1,657       1,187         574
Other                                                96          12         746
                                                -------     -------     -------
   Total deferred tax assets                      4,742       5,529       7,607
Valuation allowance                              (4,742)     (5,529)     (7,607)
                                                -------     -------     -------
Net deferred assets                             $    --     $    --     $    --
                                                =======     =======     =======

The deferred tax assets valuation allowance at December 31, 1997, 1996 and 1995 is attributed to federal and state deferred tax assets. Management believes that sufficient uncertainty exists regarding the realizability of these items such that a full valuation allowance has been recorded.

At December 31, 1997, the Company had approximately $800,000 of net operating loss carryovers for federal tax reporting purposes available to offset future taxable income; such carryovers expire through 2009. The net operating loss carryovers do not include approximately $1,200,000 resulting from disqualifying dispositions or exercises of non-incentive stock options, the tax benefit of which, when realized, will be accounted for as an addition to capital in excess of par value, rather than as a reduction of the provision for income taxes.

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

NOTE 9: RESEARCH AND DEVELOPMENT GRANTS

In accordance with separate agreements signed with the Israel - U.S. Binational Industrial Research and Development Foundation ("BIRD") in December 1994 and December 1997, the Company obtained grants for research and development projects amounting to 50% of the actual expenditures incurred on each of the two projects subject to a maximum of $560,000 and $845,000, respectively. The Company is not obligated to repay the grants regardless of the outcome of its development efforts; however, it is obligated to pay the BIRD royalties at the rate of 2.5%
- 5% of sales of any products or development resulting from such research, but not in excess of 150% of each grant. Under the first grant the Company earned approximately $120,000, $140,000, and $300,000 during 1997, 1996 and 1995, respectively, which were offset against research and development expenses for the same period. The Company did not receive any funding and did not incur any significant expenditures on the new project during 1997.

NOTE 10: GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

Sales and purchase transactions are denominated in U.S. dollars. The Company has one manufacturing facility located in the U.S. The Company has no significant assets located outside of the U.S.

International net sales were as follows:

YEAR ENDED DECEMBER 31,                         1997          1996          1995
--------------------------------------------------------------------------------
(IN THOUSANDS)
Americas (excluding U.S.)                    $18,045       $12,216       $ 8,281
Asia                                          15,406        10,342         7,331
Europe                                        10,339        12,214         9,819
                                             -------       -------       -------
                                             $43,790       $34,772       $25,431
                                             =======       =======       =======

The Company sells to a significant number of its end users through distributors. In 1997, sales to one distributor represented 17% of total net sales. In 1996, sales to three distributors represented 15%, 15% and 13% of total net sales, respectively. In 1995, sales to three distributors accounted for 22%, 15% and 15% of total net sales, respectively.


NOTE 11:  COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its facilities under noncancelable operating leases which expire at various dates through 2006. Total rent expense related to these operating leases were $1,413,000, $828,000, and $555,000, for 1997, 1996 and
1995, respectively. Future minimum lease payments under noncancelable operating leases at December 31, 1997, were as follows:




(IN THOUSANDS)
--------------------------------------------
1998                                 $   650
1999                                   1,344
2000                                   1,398
2001                                   1,415
2002                                   1,290
Thereafter                             4,880
                                     -------
                                     $10,977
                                     =======

At December 31, 1997, the Company had prepaid approximately $655,000 of rents and deposits under the terms of its 10 year lease agreement for its corporate headquarters in Sunnyvale, California, which it occupied in August 1996. The Company has subleased a portion of its headquarters through July 1998. Under the terms of the sublease, the sublessee is required to make payments aggregating $223,000 for 1998.

Contingencies

The Company is a party to certain litigation matters and claims which are normal in the course of its operations and, while the results of litigation and claims cannot be predicted with certainty, management believes that the final outcome of such matters will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

NOTE 12: SUBSEQUENT EVENTS (UNAUDITED)

In January 1998, the Company acquired New Media Communication Ltd. ("NMC"), a privately held supplier of broadband, high-speed data delivery software and hardware, in exchange for the issuance of 1,037,911 shares of Harmonic common stock and the assumption of all outstanding NMC stock options. The acquisition will be accounted for using the purchase method of accounting with the purchase price of approximately $17.6 million being allocated to the acquired assets, in-process technology and goodwill. Approximately $14.0 million of the purchase price will be charged to in-process technology as a one-time charge in the first quarter of 1998. Goodwill of approximately $1.5 million will be amortized over the estimated useful life of five years. NMC has been a development stage company since its founding in 1996 and its revenues to date have not been material in relation to those of the Company. NMC had a net loss of approximately $2.6 million for 1997. The Company made advances to NMC starting in September 1997 which totaled $1.3 million at December 31, 1997.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors & Shareholders of Harmonic Lightwaves, Inc.,

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Harmonic Lightwaves, Inc. and its subsidiaries at December 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE, LLP
-------------------------
San Jose, California
January 20, 1998

[LOGO]

HARMONIC LIGHTWAVES, INC.
549 BALTIC WAY
SUNNYVALE, CALIFORNIA 94089
TELEPHONE: (408) 542-2500
FACSIMILE: (408) 542-2511

WWW.HARMONIC-LIGHTWAVES.COM

CORPORATE INFORMATION

BOARD OF DIRECTORS

Anthony J. Ley
Chairman, President and
Chief Executive Officer
Harmonic Lightwaves, Inc.

Moshe Nazarathy
Senior Vice President
Harmonic Lightwaves, Inc.

E. Floyd Kvamme*+
General Partner
Kleiner Perkins Caufield & Byers

David A. Lane
General Partner
Alpine Technology Ventures

Barry D. Lemieux*
Former President
American Cablesystems Corporation

Michel L. Vaillaud+
Former Chairman and
Chief Executive Officer
Schlumberger Limited

*Member, Compensation Committee
+Member, Audit Committee

EXECUTIVE OFFICERS

Anthony J. Ley
Chairman, President and
Chief Executive Officer

Moshe Nazarathy
Senior Vice President,
General Manager,
Israel R&D Center

Robin N. Dickson
Chief Financial Officer

John E. Dahlquist
Vice President, Marketing

Michael Yost
Vice President, Operations

LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati
Palo Alto, California

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
San Jose, California

TRANSFER AGENT/REGISTRAR

ChaseMellon Shareholder
Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 777-3694
www.chasemellon.com

SHAREHOLDER INFORMATION

Harmonic Lightwaves welcomes inquiries from shareholders and other interested investors. Additional copies of this report and/or the Form 10-K, filed with the Securities and Exchange Commission, may be obtained without charge by contacting Investor Relations at (408) 542-2760 or via e-mail at investor@harmonic-lightwaves.com.

ANNUAL MEETING

Shareholders are invited to attend Harmonic Lightwaves' annual meeting at 8:00 a.m. on April 29, 1998 at The Westin - Santa Clara, 101 Great America Parkway, Santa Clara, California 95054.
(408) 986-0700

STOCK LISTING

Stock traded on the Nasdaq National Market System under the symbol HLIT.

CORPORATE HEADQUARTERS

Harmonic Lightwaves, Inc.
549 Baltic Way
Sunnyvale, California 94089
Telephone: (408) 542-2500
Facsimile: (408) 542-2511

SUBSIDIARIES

Harmonic Lightwaves (Israel) Ltd.
19 Alon Hatavor St. - Zone 3
P.O. Box 3600
Caesarea Industrial Park
Pardes Hana, Israel 38900

Harmonic Lightwaves, Ltd.
Unit #17, Alban Park, Hatfield Rd.
St. Albans, Herts A1L40JJ
United Kingdom

New Media Communication, Ltd.
10 Beit Shamai St.
Tel Aviv, Israel 67018

(C)Harmonic Lightwaves, Inc. Printed in the USA. MAXLink, PWRLink, PWRBlazer, NETWatch and TRANsend are trademarks of Harmonic Lightwaves, Inc.